

Annual Report 2006

PROGRESS
SOFTWARE

Financial Highlights *(In thousands, except per share data)*

	Year Ended November 30,	2004	2005	**2006**
	Revenue	$ 362,662	$ 405,376	**$ 447,063**
GAAP Basis	Income from operations	$ 42,414	$ 59,950	**$ 40,943**
	Net income	$ 29,368	$ 46,257	**$ 29,401**
	Diluted earnings per share	$ 0.76	$ 1.12	**$ 0.68**
*Non-GAAP Basis**	Income from operations	$ 55,558	$ 78,300	**$ 81,368**
	Net income	$ 38,336	$ 54,814	**$ 56,765**
	Diluted earnings per share	$ 0.99	$ 1.32	**$ 1.31**
	Weighted average shares outstanding	38,807	41,424	**43,269**
	Cash flow from operations	$ 72,188	$ 80,630	**$ 67,915**
	Cash and short-term investments	$ 191,267	$ 266,420	**$ 241,315**
	Shareholders' equity	$ 265,317	$ 374,004	**$ 444,564**



(in millions)
$ 363
$ 405
$ 447
2004
2005
2006

Revenue



(in millions)
$ 42
$ 60
$ 41
2004
2005
2006

GAAP Income from Operations



$ .76
$ 1.12
$ .68
2004
2005
2006

GAAP Diluted Earnings per Share



(in millions)
$ 56
$ 78
$ 81
2004
2005
2006

Non-GAAP Income from Operations*



$ .99
$ 1.32
$ 1.31
2004
2005
2006

Non-GAAP Diluted Earnings per Share*



(in millions)
$ 72
$ 81
$ 68
2004
2005
2006

Cash Flow from Operations

* Non-GAAP results exclude the impact of charges for amortization of acquired intangibles, certain other acquisition-related expenses, stock-based compensation and certain one-time tax benefits. A reconciliation of our GAAP results to our Non-GAAP results is as follows:

Year Ended November 30,	2004	2005	2006
GAAP net income	$ 29,368	$ 48,257	$ 29,401
Non-GAAP operating income adjustments:			
Stock-based compensation expense	3,468	2,745	23,068
Amortization of purchased intangibles	7,076	9,399	15,508
Compensation expense from repurchase of subsidiary stock options	—	2,803	—
Acquisition-related expenses	2,600	3,403	1,849
Total Non-GAAP operating income adjustments	13,144	18,350	40,425
Provision for income taxes for Non-GAAP adjustments	(4,176)	(9,753)	$ (13,061)
Non-GAAP net income	$ 38,336	$ 54,814	$ 56,765

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 contains certain safe harbor provisions regarding forward-looking statements. Information provided by us or statements made by our directors, officers or employees from time to time, may contain "forward-looking" statements and information, which involve risks and uncertainties. Actual future results may differ materially. Statements indicating that we "expect," "estimate," "believe," "are planning" or "plan to" are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are various factors that could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Such factors are more fully described in Item 1A of our Form 10-K under the heading "Risk Factors." Although we have sought to identify the most significant risks to our business, we cannot predict whether, or to what extent, any such risks may be realized. We also cannot assure you that we have identified all possible issues which we might face. We undertake no obligation to update any forward-looking statements that we make.


CORPORATION [PRGS]
25th ANNIVERSARY
PROGRESS
SOFTWARE
NASDAQ

Bud Robertson, senior vice president, finance and administration and chief financial officer and Joseph Alsop, co-founder and chief executive officer of Progress Software in Times Square and in front of NASDAQ after celebrating the company's 25th anniversary by ringing the opening bell at NASDAQ.

Our Mission

To deliver superior software products and services that empower our partners and customers to dramatically improve their development, deployment, integration and management of quality applications worldwide.

Our Business

Progress Software supplies application infrastructure software to simplify and accelerate the development, deployment, integration and management of business applications. Users of information technology today demand software applications that are comprehensive, reliable, responsive, and cost-effective. Our goal is to maximize the benefits of information technology while minimizing its complexity and total cost of ownership.

Our Products and Services

Progress offers a broad portfolio of infrastructure software spanning Services Infrastructure, Business Application platforms and Data Infrastructure that simplify and accelerate the development, deployment, integration and management of business applications, and includes:

<u>Services Infrastructure Products</u>

- The Progress® Sonic™ product line leverages the market-leading Sonic ESB® messaging-based Enterprise Service Bus to provide integration of new and existing business applications across organizational boundaries and to remote sites with low latency, high reliability and continuous availability.
- The Progress® Actional® product line offers Web services and service-oriented architecture (SOA) management including monitoring, analysis, security and policy control.
- DataDirect® Shadow® RTE enables mainframe and legacy applications to be full participants in SOA and Web services production and consumption.

<u>Business Application Platforms</u>

- The Progress® OpenEdge® platform provides rapid development and deployment of business applications that are standards-based, service-oriented and have a lower total cost of ownership.
- The Progress® Apama® Event Processing platform can monitor rapidly moving event streams, detect sophisticated patterns, and take action—all within milliseconds. The Apama® product provides the foundation for event-driven applications, including business activity monitoring, algorithmic trading, transaction monitoring, market abuse detection and RFID applications.
- The Progress® EasyAsk® product line provides business users and consumers the ability to find the information they need using natural language search and navigation, supporting a wide variety of applications ranging from customer facing e-commerce Web sites to ad-hoc query.

<u>Data Infrastructure Products</u>

- The Progress® DataXtend™ product line provides data integration for distributed applications and delivers real-time views of shared data in the form that applications need. The DataXtend™ Semantic Integrator product employs a common semantic data model to create sophisticated data transformations, enabling organizations to share and integrate heterogeneous data without disruption to existing applications.
- DataDirect Technologies is the industry's only comprehensive provider of software for connecting business applications to data and services, running on any platform, using proven and emerging industry standards. Developers worldwide depend on DataDirect® products to connect their applications to an unparalleled range of data sources using standards-based interfaces such as ODBC, JDBC™, ADO.NET, XQuery and SOAP.

Our Markets and Partners

Progress Software delivers products and services directly to end-user organizations, via distributors, and in partnership with over 2,000 Independent Software Vendors (ISVs) worldwide who embed our technology in their products. These ISVs include our OEM partners and our unique network of OpenEdge Application Partners (APs). Our APs use our technology to deliver over 5,000 business solutions in manufacturing, distribution, finance, retail, healthcare, and many other markets. Over 60,000 organizations use Progress technology and partner applications and services in over 140 countries.



"I am pleased to report that fiscal 2006 was another year of solid growth and achievement for Progress Software."

Joseph Alsop, co-founder and CEO

To Our Employees, Customers, and Shareholders

I am pleased to report that fiscal 2006 was another year of solid growth and achievement for Progress Software, both financially and in strengthening our competitive position through internal development complemented by strategic acquisitions.

Our record of revenue growth and profitability remains among the top in the software industry. For the fiscal year ended November 30, 2006, revenue increased 10% to $447 million from $405 million. On a GAAP basis, operating income decreased 32% to $40.9 million from $60.0 million in fiscal 2005 and diluted earnings per share decreased 39% to 68 cents from $1.12 in fiscal 2005. Non-GAAP operating income increased 4% to $81.4 million from $78.3 million in fiscal 2005 while non-GAAP diluted earnings per share decreased 1% to $1.31 from $1.32 in fiscal 2005. Earnings for 2006 were negatively impacted by higher than usual severance costs and the legal and accounting costs associated with a stock option related investigation and a resulting financial restatement for fiscal years 2005, 2004 and 2003.

On December 19, 2006, the Board of Directors elected Michael Mark, who is currently serving as an independent member of our Board of Directors, as Non-Executive Chairman of the Board of Directors and appointed Chuck Kane, who joined the Board in November, as Chairman of the Audit Committee of our Board of Directors. We welcome both in their new roles in further strengthening our Board.

During fiscal 2006, we continued to make significant progress on our strategic goal of providing a richer and broader portfolio of products to assist business and IT professionals in developing, deploying, integrating and managing critical business applications. In January 2006, we acquired NEON Systems, a leading provider of mainframe data access and integration software, and Actional Corporation, a provider of service-oriented architecture (SOA) management software. In June, we acquired Pantero, the industry's first product to address real-time semantic data integration challenges through a model-driven approach. In October, we acquired OpenAccess Software, a provider of development toolkits for rapid development of ODBC and JDBC drivers as well as ADO.NET and OLE DB providers. We are pleased to welcome all four teams to Progress Software.

The last year has seen increased interest by IT organizations in implementing an SOA—creating reusable plug and play software components—and in purchasing SOA infrastructure products to ensure that the intended benefits of SOA are realized. Through internal development and strategic acquisitions, Progress now offers a portfolio of products in support of SOA, each of which can stand on its own as best-in-class, or can be used together to create an open and scalable SOA foundation.

Progress Software develops and markets its products and services through the Progress OpenEdge Division, the Progress Enterprise Infrastructure Division, the Progress Apama Division, the Progress EasyAsk Division and DataDirect Technologies. Each division provides software infrastructure products for the development, deployment, integration, or management of business applications. However, each targets a particular segment of that market and focuses on maintaining leadership in its segment.

Progress OpenEdge Division

Supporting the latest advancements in SOA development and deployment technology, the OpenEdge® 10.1 product was widely adopted by Progress partners and customers in fiscal 2006. With these SOA capabilities, we believe that the OpenEdge platform will extend its lead as the most productive, flexible and efficient development and deployment platform in the industry. The OpenEdge Division's revenue and profit contribution grew modestly in fiscal 2006 and we expect that trend to continue.

Progress Enterprise Infrastructure Division
The Enterprise Infrastructure Division (EID) is responsible for the development, marketing and sales of our Sonic™, Actional®, ObjectStore® and DataXtend product lines. The DataXtend product line now includes DataXtend Semantic Integrator, formerly Pantero, which was acquired in June, 2006. EID combines the former Sonic Software and Real Time divisions. In fiscal 2006, EID product lines continued their combined double-digit license and total revenue growth, with Sonic products demonstrating particularly strong growth.

In addition, the acquisition of Actional Corporation enabled us to extend our SOA offerings to include system and process-level visibility, as well as policy enforcement, across an entire SOA infrastructure incorporating many different technologies.

With the acquisition of Pantero and the subsequent release of the DataXtend Semantic Integrator product, inconsistencies across data models and data representations can be normalized and their meaning shared across application boundaries—a key issue when implementing an SOA.

Progress Apama Division
The industry's most comprehensive event processing platform enables organizations to transform all forms of event data into real-time business intelligence in applications such as algorithmic trading for financial services, real-time fraud detection and compliance, and real-time supply chains. The Progress Apama platform is the first complex event processing (CEP) system to allow users to monitor, detect and act on rapidly moving streams of events—all within microseconds. And it is the only event processing platform to offer graphical Business Activity Monitoring (BAM) dashboards, a CEP correlation engine, and data stream management services (via an event data store) that together comprise a comprehensive platform for the creation, testing, deployment and management of event processing applications.

In a recent industry report, Philip Howard, Bloor Research Director, wrote, "The Progress Apama platform has several major advantages over nearly all of its rivals: it has the longevity and customer base that can prove its capabilities, and it is a global player. No other supplier can offer all of these qualities together with the performance and breadth of capability that the Apama platform offers."

The initial market focus of the Apama Division has been the financial services market, in which we more than doubled our business in fiscal 2006. With event processing becoming more and more recognized as the key technology for many other real-time application areas, we believe that this division has a very bright future.

DataDirect Technologies
The combination of DataDirect and recently acquired NEON Systems, adding extensive mainframe data access capabilities, creates an unparalleled leader in data connectivity. With NEON, DataDirect also addresses all facets of mainframe integration, including SOA and Web services integration, real-time event processing and transactional integration. DataDirect revenue increased over 70% in fiscal 2006 and, as the market leader in its segment, our expectation is for continued double digit growth.

Progress EasyAsk Division
The EasyAsk Division continues to grow steadily as market demand increases for natural language query solutions that provide access to critical structured and unstructured data across the enterprise. The EasyAsk Division is also enjoying significant success in the eCommerce market, where retailers want to increase conversion rates by offering consumers the ability to find the right products using precise search, navigation and merchandising techniques.

Our Technology Commitment
Progress continues to invest strongly in product development that exploits new advances in software technologies, anticipates market trends and provides business advantage to our partners and customers. We endeavor always to enable our customers to take advantage of emerging technology trends, such as SOA, semantic data integration and event processing, while protecting their investments in existing business applications. We are as committed as ever to helping our partners and customers create the world's best business applications today and into the future.

Our commitment to deliver sustained financial performance continues through the execution of our strategic plan and delivery of industry leading products that meet the mission critical needs of our customers.

I thank all of you for your support during the past year and look forward to your continued support of Progress Software.

Joseph W. Alsop
Co-Founder and CEO



Progress Executive Team

Joseph W. Alsop, *Co-Founder and Chief Executive Officer*
Joseph A. Andrews, *Vice President, Human Resources*
James D. Freedman, *Senior Vice President and General Counsel*
Larry Harris, *Vice President and General Manager, Progress EasyAsk Division*
Gordon Van Huizen, *Vice President and General Manager, Enterprise Infrastructure Division*
David G. Ireland, *President, OpenEdge Division and Senior Vice President, Progress Field Operations*
Gregory J. O'Connor, *Vice President, Corporate Development and Strategy*
Richard D. Reidy, *President, DataDirect Technologies*
Norman R. Robertson, *Senior Vice President, Finance and Administration and Chief Financial Officer*
Peter G. Sliwkowski, *Vice President, Products, Enterprise Infrastructure Division*
Jeffrey P. Stamen, *Senior Vice President, Corporate Development and Strategy*

Board of Directors

Joseph W. Alsop, *Co-Founder and Chief Executive Officer, Progress Software*
Roger J. Heinen, Jr., *Partner, Flagship Ventures*
Charles F. Kane, *Chief Financial Officer, One Laptop per Child*
Michael L Mark, *Chairman of the Board, Progress Software*
Scott A. McGregor, *President and Chief Executive Officer, Broadcom Corporation*
Amram Rasiel, *Director, various companies*

Legal Counsel

Goodwin Procter LLP, *Boston, Massachusetts*

Independent Auditors

Deloitte & Touche LLP, *Boston, Massachusetts*

Transfer Agent and Registrar

American Stock Transfer and Trust
40 Wall Street, New York, New York 10005
Tel: +1 800-937-5449 www.amstock.com

Additional Information

A wealth of information about Progress Software Corporation, its products and services, plus employment opportunities and additional information, is available on the Progress Software Web site at www.progress.com. An online version of the Company's Form 10-K filed with the Securities and Exchange Commission and further information for investors may be obtained at www.progress.com/investors, by sending an email to finance-info@progress.com, by calling +1-781-280-4450, or by written request to Investor Relations at our company headquarters. The common stock of Progress Software Corporation trades on the Nasdaq Stock Market under the symbol "PRGS."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended November 30, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-19417

PROGRESS SOFTWARE CORPORATION
(Exact name of registrant as specified in its charter)

MASSACHUSETTS	**04-2746201**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

14 Oak Park
Bedford, Massachusetts 01730
(Address of principal executive offices)
Telephone Number: (781) 280-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $.01 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [x]

As of May 31, 2006 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of voting stock held by non-affiliates of the registrant was approximately $932,000,000.

As of January 31, 2007, there were 40,789,000 common shares outstanding.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2007 are incorporated by reference into Part III.

PROGRESS SOFTWARE CORPORATION

FORM 10-K

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2006

INDEX

PART I

Item 1.	Business	4
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	18
Item 2.	Properties	18
Item 3.	Legal Proceedings	18
Item 4.	Submission of Matters to a Vote of Security Holders	19

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	19
Item 6.	Selected Financial Data	20
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8.	Financial Statements and Supplementary Data	32
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	58
Item 9A.	Controls and Procedures	59
Item 9B.	Other Information	61

PART III

Item 10.	Directors and Executive Officers of the Registrant	61
Item 11.	Executive Compensation	61
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	61
Item 13.	Certain Relationships and Related Transactions	62
Item 14.	Principal Accounting Fees and Services	62

PART IV

Item 15.	Exhibits and Financial Statement Schedules	62
	Signatures	65

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbor provisions regarding forward-looking statements. This Form 10-K, and other information provided by us or statements made by our directors, officers or employees from time to time, may contain "forward-looking" statements and information, which involve risks and uncertainties. Actual future results may differ materially. Statements indicating that we "expect," "estimate," "believe," "are planning" or "plan to" are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are various factors that could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Such factors are more fully described in Item 1A of this Form 10-K under the heading "Risk Factors." Although we have sought to identify the most significant risks to our business, we cannot predict whether, or to what extent, any of such risks may be realized. We also cannot assure you that we have identified all possible issues which we might face. We undertake no obligation to update any forward-looking statements that we make.

Item 1. Business

Overview

Progress Software Corporation develops, markets and distributes application infrastructure software to simplify and accelerate the development, deployment, integration and management of business applications software. Our mission is to deliver superior software products and services that empower partners and customers to dramatically improve their development, deployment, integration and management of quality applications worldwide. We seek to achieve our mission by providing a robust set of software platforms, tools and services that enable the highly distributed deployment of responsive applications across internal networks, the Internet and occasionally-connected users and simplify the connectivity and integration of applications and data across the enterprise and between enterprises.

More than half of our worldwide revenue is realized through relationships with indirect channel partners, principally application partners and original equipment manufacturers (OEMs). Application partners are independent software vendors that develop and market applications utilizing our technology and resell our products in conjunction with sales of their own products that incorporate our technology. These application partners sell business applications in diverse markets such as manufacturing, distribution, financial services, retail and health care. OEMs are companies that embed our products into their software products or devices. We also sell software products and services directly to the business groups and information technology (IT) organizations of businesses and governments. We operate in North America, Latin America, Europe, Middle East, Africa (EMEA) and the Asia/Pacific region through local subsidiaries as well as independent distributors.

We completed four acquisitions in fiscal 2006. See a description of such acquisitions under the heading "Overview" in Item 7 of this Form 10-K.

Product Lines and Segments

We have nine principal product lines:

- Progress® OpenEdge®
- Progress® Apama®
- Progress® Sonic™
- Progress® Actional®
- DataDirect® Shadow®
- DataDirect® Connect®
- Progress® EasyAsk®
- Progress® DataXtend™
- Progress® ObjectStore®

Progress® OpenEdge®

The Progress OpenEdge platform, with more than 60,000 customers worldwide, is a comprehensive platform for the rapid development and deployment of business applications that are standards-based and service-oriented. OpenEdge applications can be deployed and managed over virtually any computer platform and across the Internet. OpenEdge provides a unified environment comprising development tools, application servers, application management tools, an embedded database, and the capability to easily connect and integrate with other applications and data sources.

Progress® Apama®

The Progress Apama Event Processing platform can monitor rapidly moving event streams, detect sophisticated patterns, and take action at extremely fast speeds. Apama's sophisticated complex event processing (CEP) functionality can act on a variety of diverse, high velocity data streams, including financial market feeds, RFID signals, telecommunications network traffic, and satellite telemetry data.

Progress® Sonic™

The Sonic products help IT organizations achieve broad-scale interoperability of IT systems and the flexibility to adapt these systems to rapidly changing business needs. The Sonic products include the SonicMQ continuously available enterprise messaging system, and Sonic ESB, a leading enterprise service bus (ESB). Sonic products simplify the integration and flexible reuse of diverse and often proprietary business systems by manipulating them as modular, standards-based services which can be rapidly combined to serve the business in new ways.

Progress® Actional®

The Progress Actional product line delivers Service-Oriented Architecture (SOA) and Web services management products that provide visibility, security and control of the activities of services and end-to-end business processes in the runtime environment. Actional capabilities include system and process-level visibility, as well as policy enforcement across a SOA infrastructure deployed on any combination of platforms.

DataDirect® Shadow®

The DataDirect Shadow product is a multi-threaded, native runtime architecture and consolidated development environment providing a real-time foundation architecture for standards-based mainframe integration. The Shadow product supports Web services for SOA, Real-time events for event-driven architecture, SQL for direct data access and transactional support and automatic presentation layer generation for extending screen-based applications to the Web.

DataDirect® Connect®

DataDirect Connect products provide data connectivity components that use industry-standard interfaces to connect applications running on various platforms to any major database. With components embedded in the products of over 250 software companies and in the applications of thousands of large enterprises, DataDirect is a global leader in the data connectivity market.

Progress® EasyAsk®

Progress EasyAsk provides product search, navigation and merchandising for the web sites of many of the nation's largest retailers. Progress EasyAsk also provides a unique natural language query and reporting product that enables enterprise and ISV customers to reach a broader community of non-technical users.

Progress® DataXtend™

The Progress DataXtend product family provides data integration for distributed applications, delivering real-time transactional views of shared data in the form that applications need. The Progress DataXtend Semantic Integrator product offers a unique approach to the data management problems often associated with SOA, employing a common semantic data model to create sophisticated data transformations, enabling organizations to integrate heterogeneous data sources with no disruption to existing applications.

Progress® ObjectStore®

The Progress ObjectStore object data management system enables users to store C++ and Java data much faster than with a relational database management system (RDBMS) or file-based storage system. The ObjectStore system provides all the transactional and high-availability features utilized in distributed enterprises, but with much less code than traditional database technology. As a result, the ObjectStore product provides high-performance data management with substantially faster time to market.

Segments. Based upon the aggregation criteria for segment reporting within consolidated financial statements, we have three reportable segments. We also have two operating units that do not meet the criteria for separate segment reporting. Sales from each of these two operating units are included within the results of the three primary segments as shown below:

- the OpenEdge segment, which consists primarily of the OpenEdge and EasyAsk divisions,
- the Enterprise Infrastructure segment, which consists primarily of the Enterprise Infrastructure Division and the Apama Division, and
- the DataDirect segment, which consists primarily of the DataDirect Technologies operating unit.

For financial information relating to business segments and international operations, see Note 11 of the Consolidated Financial Statements appearing in this Form 10-K.

Our Products

We develop, market and distribute software for the development, deployment, integration and management of business applications. We provide development tools that empower developers to deliver high-quality applications. We deliver reliable, high-performance deployment and integration products such as application servers, databases, enterprise service buses and messaging servers that are essential to the successful use of an application, result in a low total cost of ownership and extend the application's lifecycle. Our product lines are designed to comply with open standards and to deliver high levels of performance and scalability. Our products are generally licensed as perpetual licenses, but certain products and business activities utilize a subscription licensing model.

The following descriptions, organized by product lines, provide details about our significant products:

Progress® OpenEdge®

OpenEdge® Studio

The OpenEdge Studio product provides developers with a unified, highly productive development environment for building complex distributed business applications. The OpenEdge Studio environment presents one workbench and one set of tools for developing a range of applications from client/server models to transaction processing over the Internet. OpenEdge contains the Progress AppBuilder central workbench that provides visual tools for defining objects, laying out interfaces and linking data, and the 4GL Development System, a toolset for writing Progress applications that includes an editor, compiler, data dictionary and data administration utilities.

OpenEdge® RDBMS

The OpenEdge RDBMS products are high-performance relational databases that can scale from a single-user Windows system to symmetric multiprocessing and cache coherent non-uniform memory access systems, supporting thousands of concurrent users. In addition to offering scalability and a low total cost of ownership, the OpenEdge RDBMS products offer high availability, reliability, performance, and platform portability. OpenEdge RDBMS products provide flexible data storage capabilities that allow multiple clients to access the same data via Progress 4GL or SQL access via Open DataBase Connectivity (ODBC) and Java™ DataBase Connectivity (JDBC). OpenEdge RDBMS products integrate with enterprise applications, tools and numerous third-party data management systems. The three OpenEdge RDBMS products, Enterprise, Workgroup and Personal, allow users to select a solution that satisfies their business objectives.

The OpenEdge Enterprise RDBMS database is designed for mid-size and large user environments and the transaction processing throughput of high volume SQL-based and Progress 4GL-based on-line transaction processing applications. The

OpenEdge Enterprise RDBMS product was developed with a flexible, multi-threaded, multi-server architecture. The OpenEdge Enterprise RDBMS product is a powerful, open and large-scale enterprise database that can run across multiple hardware platforms and networks. The architecture of the storage engine lets applications take advantage of powerful computing systems. With support for over 10,000 concurrent users and numerous terabytes of data, it provides the capacity for large-scale, high-performance computing.

The OpenEdge Workgroup RDBMS product, which offers many of the same powerful capabilities as the OpenEdge Enterprise RDBMS database, is designed for deployment in a departmental or small business environment that involves a limited number of users (up to fifty). This department-level solution provides high performance, multi-user support and cross-platform interoperability. The OpenEdge Workgroup RDBMS product runs on a wide variety of hardware and operating system platforms. The OpenEdge Personal RDBMS product is bundled with OpenEdge development tools and is suitable for deploying single-user SQL-based and 4GL-based applications and for developing, prototyping and testing applications.

OpenEdge® Application Server

The OpenEdge Application Server product supports an open, component-based model for partitioning applications and enables applications to be transformed into modular elements within an integrated environment. This enables business logic to be more easily distributed and reused. The OpenEdge Application Server product provides open, standards-based interoperability and integration to ensure that applications can support multiple user interface and integration methodologies. The OpenEdge Application Server product includes the WebSpeed® Transaction Server product, which is designed for high-throughput transaction processing over the Internet.

There are two editions of the OpenEdge Application Server product to address varying processing needs. The OpenEdge Application Server Basic Edition product provides a solution for deploying simple yet dynamic business applications for some small and mid-size businesses. The OpenEdge Application Server Enterprise Edition product provides an application server solution for mid-size and large businesses. The Enterprise Edition solution provides the foundation for delivering SOA and next-generation integration, including SonicMQ messaging and Sonic ESB Web services

OpenEdge® DataServers

OpenEdge DataServers provide developers with a transparent interface to a wide range of database management systems. These products offer full read, write, update, insert and delete capabilities to diverse data management systems and enable developers to write OpenEdge-based applications once and deploy them across numerous data sources. OpenEdge DataServers provide native access to Oracle and Microsoft SQL Server and access to a wide range of ODBC-compliant data sources, including IBM DB2, IBM Informix On-Line and Sybase.

Progress® Fathom®

Progress Fathom® enterprise-class application management tools are designed to increase the availability and performance of business systems. Progress Fathom tools enhance the availability and performance of Progress-based applications through system monitoring, alerting and automatic handling of corrective actions.

Progress® Apama®

Progress® Apama® Algorithmic Trading Platform

Progress Apama provides a platform to enable next-generation algorithmic trading, giving trading groups within financial institutions full control over composing, deploying, and managing algorithmic trading strategies, such as VWAP, spread trading and index arbitrage management products.

Progress® Apama® ESP

The Progress Apama ESP (Event Stream Processing) product supports the processing of multiple streams of event data with the goal of identifying the meaningful events within those streams. The Progress Apama ESP product monitors event-oriented data, applies sets of analytic rules to those events in real time, and, through that real-time analysis, determines the appropriate action to be taken.

Progress® Sonic™

Sonic ESB®

Sonic ESB enterprise service bus is designed to simplify the integration and flexible reuse of business components using a standards-based, service-oriented architecture. The Sonic ESB product is designed to allow system architects to dynamically configure the reliable connection, mediation and control of services and their interactions. The Sonic ESB product spans clusters and security infrastructures to form a federated environment which can be managed from any point. With its configurable service interaction that eliminates hard-wired dependencies, the Sonic ESB product is designed to make it easier to deploy initial projects and, without recoding, evolve, scale, and extend them throughout the enterprise.

SonicMQ®

SonicMQ standards-based enterprise messaging system is designed to deliver high performance, management capabilities and scalability for large enterprise deployments. The patent-pending Sonic Continuously Available Architecture (CAA) is designed to ensure continuous system performance, while the Dynamic Routing Architecture® capabilities and advanced clustering technologies are designed to ensure scalability to large numbers of messages, users and brokers. Sonic CAA provides high availability for SonicMQ message brokers, SonicMQ clients and the communications among clients, brokers, and destinations. The advanced distributed management and deployment infrastructure of the SonicMQ system simplifies operations and lowers the total cost of ownership for business-critical communication across the enterprise. The SonicMQ product is designed to have strong authentication, authorization, and encryption support to ensure that messages and systems are protected inside and outside the firewall. With its guaranteed message delivery system that ensures messages are not lost due to software, network, or hardware failure, the SonicMQ system is utilized for very complex business transactions and mission-critical communications.

Progress® Actional®

Looking Glass™

Looking Glass enterprise-class management and runtime governance solution enables users to secure, govern and manage Web services and SOA processes from end to end. Utilizing Actional's weightless and non-intrusive Ghost Agents™ product, the Looking Glass solution gathers message data and enforces policy as messages flow through the Services Network, dynamically mapping each and every transaction for unprecedented visibility and control.

SOAPstation®

SOAPstation Web services intermediary reduces the costs and complexity of deploying and managing Web services projects. As an active participant in the message flow, the SOAPstation product controls Web service monitoring, security and access control, interoperability, traffic flow, change management and policy implementation. By deploying the SOAPstation product, organizations can cost effectively manage and scale their Web services and SOA deployments.

DataDirect® Shadow®

Shadow® RTE

The Shadow RTE product is a robust, multi-threaded, native runtime providing a real-time foundation architecture for standards-based mainframe integration. Shadow RTE runtime supports Web Services for SOA, Real-time events for Event-Driven Architecture (EDA), SQL for direct data access and transactional support and Automatic presentation layer generation for extending screen-based applications to the web. With the Shadow RTE product, organizations have a mainframe integration infrastructure that at its core delivers a secure, reliable and scalable framework for all mainframe integration.

DataDirect® Connect®

DataDirect® Connect®

The DataDirect Connect for ODBC product is a clientless wire protocol ODBC driver for all major databases, including IBM DB2, Informix, Oracle, Microsoft SQL Server, Progress OpenEdge and Sybase. Wire protocol drivers eliminate the need for the database vendor's client software, thereby making applications easier to configure, deploy and maintain, and increasing data access speeds. The DataDirect Connect for JDBC product is a Type 4 JDBC driver for high-performance database connectivity. DataDirect Connect for JDBC drivers support the latest database features, such as JTA (Java Transaction API). Other products from DataDirect include Connect64 for ODBC, Connect for .NET, Connect for ADO and Connect for SQL/XML.

Stylus Studio®

Stylus Studio advanced eXtensible Mark-up Language (XML) development environment includes numerous XML-related data maps, editors and debuggers. The Stylus Studio product has the capability to query and update relational data using the SQL/XML standard.

DataDirect XQuery®

The DataDirect XQuery product is an XQuery implementation for applications that need to process both XML and relational data sources. DataDirect XQuery implementation provides special query optimization and mediation for optimal performance when accessing relational data, and includes XQuery (XML Query) Tools, a standards-based, advanced XQuery development environment.

Progress® EasyAsk®

EasyAsk® Commerce

The EasyAsk Commerce product provides advanced product search, navigation and merchandising for e-commerce sites. The solution offers a wide variety of ways for web shoppers to find the products they are looking for, resulting in higher sales for the e-commerce site.

EasyAsk® Enterprise

The EasyAsk Enterprise product provides advanced natural language query and reporting tools that enable non-technical users to find and extract information from enterprise databases. EasyAsk enables a non-technical users to easily ask for, locate and access data that exists in corporate databases.

EasyAsk® ISV

The EasyAsk ISV product provides embedded query, search and navigation tools that enable ISVs to extend the functionality of their applications with a compelling differentiation to drive revenue, increase customer satisfaction and reduce customer support costs. EasyAsk enables an ISV's customers to easily ask for, locate and access data that exists in the ISV's application, but traditionally can not be easily retrieved.

Progress® DataXtend™

DataXtend™ Semantic Integrator (SI)

The DataXtend Semantic Integrator (SI) product solves the problem of validating data exchanges between systems by focusing on the business integrity of data — not just ensuring that the format of that data is correct, but ensuring that data is valid based on business rules for the users and applications that require the data.

DataXtend™ CE

The DataXtend™ CE product provides a distributed data caching infrastructure that is automatically generated using model-driven, object-relational mapping tools. This data access and caching layer is designed to minimize bottlenecks in custom enterprise applications by optimizing relational database access. The DataXtend CE product provides graphical object-relational mapping tools and model-driven, interactive code generation designed to accelerate development. Built-in intelligent cache design incorporates the object model and schema for high performance. Cache clustering capabilities provide scalability and high availability.

DataXtend™ RE

The DataXtend RE product offers patented technology for two-way, read-write replication of databases and applications, supporting companies that need to manage data across multiple sites, geographies or systems. This technology enables enterprises to effectively distribute business applications within an enterprise or to remote offices and users, improving the quality of service and system availability.

Progress® ObjectStore®

ObjectStore® Enterprise

The Progress ObjectStore Enterprise product is an ODBMS that delivers high performance at in-memory speed. It is the ideal embedded database for applications that demand reliable, transactional object persistence. Its Cache-Forward Architecture enables users to accelerate their C++ and Java development.

ObjectStore® PSE Pro™

Progress ObjectStore PSE Pro™ persistent object data management solution is designed for single-process and/or embedded application support. The PSE (Personal Storage Edition) Pro product delivers a complete set of data services for Java or C++ applications, packaged in a compact footprint.

Product Development

Most of our products have been developed by our internal product development staff or the internal staffs of acquired companies. We believe that the features and performance of our products are competitive with those of other available development and deployment tools and that none of the current versions of our products are approaching obsolescence. However, we believe that significant investments in new product development and continuing enhancements of our current products will be required to enable us to maintain our competitive position.

Our product development staff consisted of 456 employees as of November 30, 2006. We have ten development offices in North America, two development offices in EMEA and one development office in India. We spent $77.3 million in fiscal 2006, $64.0 million in fiscal 2005, and $61.5 million in fiscal 2004 on product development, of which no amounts were capitalized in fiscal 2006 and in fiscal 2005, and $0.3 million in fiscal 2004 was capitalized.

Customers

We globally market our products through indirect channels, primarily application partners and OEMs, and directly to end-users. Purchasers of Progress-based applications are generally either business managers or IT managers in corporations and government agencies. In addition, we market our DataDirect and, to a lesser extent, our Enterprise Infrastructure product line to OEMs who embed and resell these products as part of an integrated solution. We use international distributors in countries where we do not have a direct presence. No single customer has accounted for more than 10% of our total revenue in any of our last three fiscal years.

Application Partners

Our application partners cover a broad range of markets, offer an extensive library of business applications and are a source of follow-on revenue. We have kept entry costs, consisting of primarily the initial purchase of development licenses, low to encourage a wide variety of application partners to build applications. An application partner typically takes six to twelve months to develop an application. Although many of our application partners have developed successful applications and have large installed customer bases, others are engaged in earlier stages of product development and marketing and may not contribute follow-on revenue to us for some time, if at all. However, if an application partner succeeds in marketing its applications, we obtain follow-on revenue as the application partner licenses our deployment products to allow its application to be installed and used by customers. Our OpenEdge Division offers a subscription model alternative to the traditional perpetual license model for application partners who have chosen to enable their business applications under a "software as a service" business model.

Original Equipment Manufacturers (OEMs)

We enter into arrangements with OEMs whereby the OEM embeds our products into its solutions, potentially either software or technology devices. The OEM channel is primarily utilized by DataDirect and, to a lesser extent, the Enterprise Infrastructure Division. OEMs typically license the right to embed our products into their solutions and distribute such solutions for initial terms ranging from one to three years. Historically, a significant portion of our OEMs have renewed their agreement upon the expiration of the initial term.

Direct End-users

We license our products directly to corporations, government agencies and other organizations. Many end-users who purchase application partner applications also purchase our development tools to supplement their internal application development or purchase add-on products directly from us. Like application partners, end-user customers also license deployment products for internal applications.

Sales and Marketing

We sell our products through our direct sales force in the United States and in over 25 other countries and through independent distributors in over 30 additional countries outside North America. The sales, marketing and service groups are organized by operating unit and by region within each operating unit as applicable. We conduct business through our five operating units. Our three primary operating units include the OpenEdge Division, the Enterprise Infrastructure Division, and DataDirect Technologies. We also conduct business through the Apama Division and the EasyAsk Division. The OpenEdge Division operates by region in North America, EMEA, Asia/Pacific and Latin America. The Enterprise Infrastructure Division, which primarily sells the Sonic, Actional, DataXtend, ObjectStore, and Apama product lines, operates by region within North America and EMEA. DataDirect Technologies, which consists primarily of the DataDirect Connect and DataDirect Shadow product lines, operates by region within North America, EMEA and Japan. The Apama operating unit is included as part of our Enterprise Infrastructure segment, and EasyAsk is included as part of our OpenEdge segment.

We believe that this structure allows us to maintain direct contact with and support the diverse market requirements of our customers. Our international operations provide focused local marketing efforts and are able to respond directly to changes in local conditions.

Sales personnel are responsible for developing direct end-user accounts, recruiting new application partners and OEM accounts, managing existing application partner relationships and servicing existing customers. We actively seek to avoid conflict between the sales efforts of our application partners and our own direct sales efforts. We use our inside sales and customer service groups to enhance our direct sales efforts and to generate new business and follow-on business from existing customers. These groups may provide evaluation copies to application partners or end-user organizations to help qualify them as prospective customers, and also sell additional development and deployment products to existing customers.

Our marketing groups within each operating unit conduct a variety of marketing programs designed to ensure a stream of market-ready products, raise the general awareness of our company and our operating units, generate leads for the sales organization and promote our various product lines. These programs include public relations, direct mail, participation in trade shows, advertising and production of collateral literature. In fiscal 2006, we held six regional user conference events in the United States, Brazil, Mexico, Greece, South Africa and Australia.

Customer Support

Our technical support staff provides telephone support to application developers and end-users. Customers may purchase maintenance services entitling them to software updates, technical support and technical bulletins. First year maintenance and any subsequent annual renewals are not included with our products and are purchased separately. We provide technical support to customers primarily through our technical support centers in Bedford, Massachusetts; Morrisville, North Carolina; Sugarland, Texas; Rotterdam, The Netherlands; Slough, United Kingdom; and Melbourne, Australia. Local technical support for specific products is provided in certain other countries as well.

The Progress Software Developers Network® (PSDN) online and offline services are designed to help developers write best-of-breed business applications using Progress products and technologies. PSDN services provide access to the latest information on Progress technology. Through PSDN Subscriptions, developers gain priority access to a complete, continuously updated set of Progress development and deployment products.

Professional Services

Our global professional services organization delivers business solutions for customers through a combination of products, consulting and education. Our consulting organization offers project management, custom development, programming, application implementation and other services. Our consulting organization also provides services to Web-enable existing applications or to take advantage of the capabilities of new product releases. Our education organization offers numerous training options, from traditional instructor-led courses to advanced learning modules available on CDs. Personnel at our international subsidiaries and distributors provide consulting and training services for customers located outside North America.

Competition

The computer software industry is intensely competitive. We experience significant competition from a variety of sources with respect to all our products. We believe that the breadth and integration of our product offerings have become increasingly important competitive advantages. Other factors affecting competition in the markets we serve include product performance in complex applications, application portability, vendor experience, ease of integration, price, training and support.

We compete in various markets with a number of entities including database vendors offering development tools in conjunction with their database systems, such as Microsoft Corporation, Oracle Corporation and IBM Corporation, as well as numerous enterprise application integration vendors, messaging vendors, event processing vendors and application development tools vendors. We believe that Oracle, Microsoft and IBM currently dominate the database market and that IBM dominates the messaging market. We do not believe that there is a dominant application development tools vendor, event processing vendor or enterprise application integration vendor. Some of our competitors have greater financial, marketing or technical resources than we have and may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Increased competition could make it more difficult for us to maintain our revenue and market presence.

Copyrights, Trademarks, Patents and Licenses

We rely upon a combination of contractual provisions and copyright, patent, trademark and trade secret laws to protect our proprietary rights in our products. We distribute our products under software license agreements that grant customers a perpetual nonexclusive license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, we attempt to protect our trade secrets and other proprietary information through agreements with employees and consultants. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful.

We seek to protect the source code of our products as trade secrets and as unpublished copyrighted works. We own twenty-six patents covering portions of our products. We also own thirty-seven patent applications for some of our other product technologies. Where possible, we seek to obtain protection of our product names and service offerings through trademark registration and other similar procedures throughout the world.

Actional, Apama, DataDirect, DataDirect Connect, DataDirect XQuery, Dynamic Routing Architecture, EasyAsk, Progress, ObjectStore, OpenEdge, Progress OpenEdge, Progress Software Developers Network, Shadow, SOAPstation, Sonic ESB, SonicMQ, Stylus Studio and WebSpeed are registered trademarks of Progress Software Corporation or one of our subsidiaries in the United States and/or other countries. Cache-Forward, DataXtend, Fathom, Looking Glass, PSE Pro, and Sonic are trademarks of Progress Software Corporation or one of its subsidiaries in the United States and other countries. Java and all Java-based marks are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. Any other trademarks or trade names appearing in this Form 10-K are the property of their respective owners.

We believe that due to the rapid pace of innovation within our industry, factors such as the technological and creative skills of our personnel are as important in establishing and maintaining a leadership position within the industry as are the various legal protections of our technology. In addition, we believe that the nature of our customers, the importance of our products to them and their need for continuing product support may reduce the risk of unauthorized reproduction, although no assurance can be made in this regard.

Employees

As of November 30, 2006, we had 1,661 employees worldwide, including 635 in sales and marketing, 298 in customer support and services (including manufacturing and distribution), 456 in product development and 272 in administration. None of our U.S. employees are subject to a collective bargaining agreement. Employees in certain foreign jurisdictions are represented by local workers' councils and/or collective bargaining agreements as may be customary or required in those jurisdictions. We have experienced no work stoppages and believe our relations with employees are good.

We have various equity incentive plans that permit the granting of stock awards to eligible employees and the purchase of shares by eligible employees. The payment of cash bonuses and contributions to retirement plans is at the discretion of the compensation committee of our Board of Directors and the amounts primarily depend on the level of attainment relative to our financial plan. We design these programs to reward employees for performance and reduce employee turnover, although there can be no assurance that such programs will be successful.

Executive Officers of the Registrant

The following table sets forth certain information regarding our executive officers.

Name	Age	Position
Joseph W. Alsop	61	Co-Founder and Chief Executive Officer and Director
James D. Freedman	58	Senior Vice President and General Counsel
David G. Ireland	60	President, OpenEdge Division
Gordon A. Van Huizen	46	Vice President and General Manager, Enterprise Infrastructure Division
Richard D. Reidy	47	President, DataDirect Technologies
Norman R. Robertson	58	Senior Vice President, Finance and Administration and Chief Financial Officer
Jeffrey P. Stamen	61	Senior Vice President, Corporate Development and Strategy

Mr. Alsop, our co-founder, has been a director and Chief Executive Officer since our inception in 1981.

Mr. Freedman was appointed Vice President and General Counsel in 1995 and was appointed Senior Vice President and General Counsel in August 2004. Mr. Freedman joined us in 1992.

Mr. Ireland joined us in 1997 as Vice President, Core Products and Services and was appointed Vice President and General Manager, Core Products and Services in 1998, Vice President and General Manager, Worldwide Field Operations in 1999 and President, OpenEdge Division in 2000.

Mr. Van Huizen joined us 2001 as Vice President, Product Management, Sonic Software Corporation and was appointed Chief Technology Officer, Sonic Software Corporation in 2003, Chief Technology Officer, Progress Software Corporation in 2005, Vice President, Products, Sonic Software Division in March 2006 and Vice President and General Manager, Enterprise Infrastructure Division in October 2006.

Mr. Reidy was appointed Vice President, Development Tools in 1996 and was appointed Vice President, Product Development in 1997, Vice President, Products in 1999, Senior Vice President, Products and Corporate Development in 2000 and President, DataDirect Technologies in May 2004. Mr. Reidy joined us in 1985.

Mr. Robertson joined us in 1996 as Vice President, Finance and Chief Financial Officer and was appointed Vice President, Finance and Administration and Chief Financial Officer in 1997 and Senior Vice President, Finance and Administration and Chief Financial Officer in 2000.

Mr. Stamen joined us in June 2004 as Senior Vice President, Corporate Development and Strategy. From 1999 to 2004, Mr. Stamen was CEO of Syncra Systems, Inc., a software developer.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website at www.progress.com as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). The information posted on our web site is not incorporated into this Annual Report.

Item 1A. Risk Factors

We operate in a rapidly changing environment that involves certain risks and uncertainties, some of which are beyond our control. The following discussion highlights some of these risks.

We face risks related to the restatement of our financial statements and the pending SEC inquiry regarding our past practices with respect to stock options. On June 23, 2006, we received written notice that the Boston, Massachusetts office of the SEC is conducting an informal inquiry into our option-granting practices during the period December 1, 1995 through November 30, 2002. The informal inquiry was expanded to cover periods through the present. The SEC has requested testimony from certain of our officers and documents relating to our stock option practices for the period under investigation. We have produced responsive documents and are in the process of producing additional documents. On December 19, 2006, the Securities and Exchange Commission informed us that it had issued a formal order of investigation into our option-granting practices during the period December 1, 1995 through November 30, 2002. We are unable to predict accurately what consequences may arise from the SEC investigation. We have already incurred, and expect to continue to incur, significant legal and accounting expenses arising from the inquiry. The inquiry could also divert the attention of our management and harm our business. If the SEC institutes legal action, we could face significant fines and penalties and be required to take remedial actions determined by the SEC or a court. Although we have filed certain restated financial statements that we believe correct the accounting errors arising from our past option-granting practices, the filing of those financial statements did not resolve the pending SEC inquiry. The SEC has not reviewed our restated financial statements, and any future review could lead to further restatements or other modifications of our financial statements.

We face litigation risks relating to our past practices with respect to stock options that could have a material adverse effect on our business. On August 17, 2006, a derivative complaint was filed in the United States District Court for the District of Massachusetts by a party identifying itself as one of our shareholders purporting to act on our behalf against our directors and certain of our present and former officers. We are also named as a nominal defendant. On November 30, 2006, the plaintiff filed an amended complaint. The complaint alleges violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, breaches of fiduciary duty, aiding and abetting breaches of fiduciary duty and unjust enrichment arising from an alleged option backdating scheme. The complaint seeks monetary damages, restitution, disgorgement, rescission of stock options, punitive damages and other relief. A motion to dismiss the derivative complaint has been filed and is pending. We have also received derivative demands relating to substantially the same allegations from three purported shareholders, including the plaintiff that filed the derivative complaint. One additional derivative complaint has been filed in state court in Massachusetts and additional lawsuits, including purported class actions and additional derivative actions, may be filed in state or federal court based upon allegations substantially similar to those described in this federal complaint or otherwise relating to the Company's option grant practices. The ultimate outcome of these complaints could have a material adverse effect on our results of operations. We expect to incur additional legal expenses arising from the derivative actions, which may be significant, including the advancement of legal expenses to our directors and officers in connection with the derivative actions. This and any other litigation may divert the attention of our management, which could impair our ability to operate our business. We have certain indemnification obligations to our directors and officers, and the outcome of the derivative or any other litigation may require that we indemnify some or all of our directors and officers for expenses they may incur in defending the litigation and other losses.

We have recently amended our annual report on Form 10-K for the year ended November 30, 2005 and included in that filing, among other things, restated financial statements for the years ended November 30, 2005, 2004 and 2003 and restated selected financial data for each of the five years in the period ended November 30, 2005. We similarly amended our quarterly report on Form 10-Q for the three months ended February 28, 2006 to restate the financial statements in that filing. These restatements may lead to new litigation, may strengthen and expand the claims in the pending litigation, and may increase the cost of defending or resolving the current litigation.

Our revenue and quarterly results may fluctuate, which could adversely affect our stock price. We have experienced, and may in the future experience, significant fluctuations in our quarterly operating results that may be caused by many factors. These factors include:

- changes in demand for our products;
- introduction, enhancement or announcement of products by us or our competitors;
- market acceptance of our new products;
- the growth rates of certain market segments in which we compete;
- size and timing of significant orders;
- budgeting cycles of customers;
- mix of distribution channels;
- mix of products and services sold;
- mix of international and North American revenues;
- fluctuations in currency exchange rates;
- changes in the level of operating expenses;
- the amount of our stock-based compensation;
- changes in our sales incentive plans;
- completion or announcement of acquisitions by us or competitors;
- customer order deferrals in anticipation of new products announced by us or our competitors; and
- general economic conditions in regions in which we conduct business.

Revenue forecasting is uncertain, in large part, because we generally ship our products shortly after receipt of orders. Most of our expenses are relatively fixed, including costs of personnel and facilities, and are not easily reduced. Thus, an unexpected reduction in our revenue, or failure to achieve the anticipated rate of growth, would have a material adverse effect on our profitability. If our operating results do not meet our publicly stated guidance, if any, or the expectations of investors, our stock price may decline.

Our international operations expose us to additional risks, and changes in global economic and political conditions could adversely affect our international operations, our revenue and our net income. We typically generate between 55% and 60% of our total revenue from sales outside North America. Political instability, oil price shocks and armed conflict in various regions of the world can lead to economic uncertainty and may adversely influence our business. If customers' buying patterns, such as decision-making processes, timing of expected deliveries and timing of new projects, unfavorably change due to economic or political conditions, there will be a material adverse effect on our business, financial condition and operating results. Other potential risks inherent in our international business include:

- longer payment cycles;
- greater difficulties in accounts receivable collection;
- unexpected changes in regulatory requirements;
- export restrictions, tariffs and other trade barriers;
- difficulties in staffing and managing foreign operations;
- political instability;
- reduced protection for intellectual property rights in some countries;
- seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;
- economic instability in emerging markets; and
- potentially adverse tax consequences.

Any one or more of these factors could have a material adverse effect on our international operations, and, consequently, on our business, financial condition and operating results.

Fluctuations in foreign currency exchange rates could continue to have an adverse impact on our financial condition and results of operations. Because a majority of our total revenue is derived from international operations that are primarily conducted in foreign currencies, changes in the value of these foreign currencies relative to the U.S. dollar may adversely affect our results of operations and financial position. We seek to reduce our exposure to fluctuations in foreign currency exchange rates by entering into foreign exchange option and forward contracts to hedge certain transactions of selected foreign currencies (mainly in Europe and Asia Pacific). Our currency hedging transactions may not be effective in reducing any adverse impact of fluctuations in foreign currency exchange rates. Further, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our business could be adversely affected.

Technology and customer requirements evolve rapidly in our industry, and if we do not continue to develop new products and enhance our existing products in response to these changes, our business could be harmed. Ongoing enhancements to our product sets will be required to enable us to maintain our competitive position. We may not be successful in developing and marketing enhancements to our products on a timely basis, and any enhancements we develop may not adequately address the changing needs of the marketplace. Overlaying the risks associated with our existing products and enhancements are ongoing technological developments and rapid changes in customer requirements. Our future success will depend upon our ability to develop and introduce in a timely manner new products that take advantage of technological advances and respond to new customer requirements. The development of new products is increasingly complex and uncertain, which increases the risk of delays. We may not be successful in developing new products incorporating new technology on a timely basis, and any new products may not adequately address the changing needs of the marketplace. Failure to develop new products and product enhancements that meet market needs in a timely manner could have a material adverse effect on our business, financial condition and operating results.

We are substantially dependent on our core product, Progress OpenEdge. We derive a significant portion of our revenue from software license and maintenance revenue attributable to our core product line, Progress OpenEdge, and other products that complement OpenEdge and are generally licensed only in conjunction with OpenEdge. Accordingly, our future results depend on continued market acceptance of OpenEdge, and any factor adversely affecting the market for OpenEdge could have a material adverse effect on our business, financial condition and operating results.

Higher costs associated with some of our newer products could adversely affect our operating margins. Some of our newer products, such as the Enterprise Infrastructure product sets, require a higher level of development, distribution and support expenditures, on a percentage of revenue basis, than the OpenEdge or DataDirect product lines. If revenue generated from these products grows as a percentage of our total revenue and if the expenses associated with these products do not decrease on a percentage of revenue basis, then our operating margins will be adversely affected.

We may make acquisitions or investments in new businesses, products or technologies that involve additional risks, which could disrupt our business or harm our financial condition or results of operations. As part of our business strategy, we have made, and expect to continue to make, acquisitions of businesses or investments in companies that offer complementary products, services and technologies, such as the acquisitions of DataDirect and Persistence in fiscal 2004, Apama and EasyAsk in fiscal 2005 and the acquisitions of Actional, NEON, Pantero and OpenAccess in fiscal 2006. These acquisitions involve a number of risks, including the risks of assimilating the operations and personnel of acquired companies, realizing the value of the acquired assets relative to the price paid, distraction of management from our ongoing businesses and potential product disruptions associated with the sale of the acquired company's products. These factors could have a material adverse effect on our business, financial condition and operating results. As in the Actional acquisition, consideration paid for any future acquisitions could include our stock. As a result, future acquisitions could cause dilution to existing shareholders and to earnings per share.

We recognize a substantial portion of our revenue from sales made through third parties, including our application partners and original equipment manufacturers (OEMs), and adverse developments in the businesses of these third parties or in our relationships with them could harm our revenues and results of operations. Our future results depend upon our continued successful distribution of our products through our application partner and OEM channels. Application partners utilize our technology to create their applications and resell our products along with their own applications. OEMs embed our products within their software products or technology devices. The activities of these third parties are not within our direct control. Our failure to manage our relationships with these third parties effectively could impair the effectiveness of our sales, marketing and support activities. A reduction in the sales efforts, technical capabilities or financial viability of these parties, a misalignment of interest between us and them, or a termination of our relationship with a major application partner or OEM could have a negative effect on our sales and financial results. Any adverse effect on the application partners' or OEMs' businesses related to competition, pricing and other factors could also have a material adverse effect on our business, financial condition and operating results.

The segments of the software industry in which we participate are intensely competitive, and our inability to compete effectively would harm our business. We experience significant competition from a variety of sources with respect to the marketing and distribution of our products. Many of our competitors have greater financial, marketing or technical resources than we do and may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Increased competition could make it more difficult for us to maintain our market presence or lead to downward pricing pressure. The marketplace for new products is intensely competitive and characterized by low barriers to entry. As a result, new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share.

In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to deliver products that better address the needs of our prospective customers. Current and potential competitors also may be more successful than we are in having their products or technologies widely accepted. We may be unable to compete successfully against current and future competitors, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and operating results.

The market for enterprise integration and messaging products and services is rapidly evolving and highly competitive, and failure of our Sonic ESB and other enterprise infrastructure products to achieve and maintain market acceptance could harm our business. We are currently developing and enhancing the Sonic product set and other related new products and services. The market for enterprise application integration, Web services, messaging products and other Internet business-to-business products is highly competitive. Many potential customers have made significant investments in proprietary or internally developed systems and would incur significant costs in switching to the Sonic product set or other third-party products. Global e-commerce and online exchange of information on the Internet and other similar open wide area networks continue to evolve. If our Sonic products are not successful in penetrating these evolving markets, our results of operations will be adversely affected.

The market for enterprise software products and services in which our Apama division participates is rapidly evolving and highly competitive, and failure of our Apama products to achieve and maintain market acceptance could harm our business. We are currently developing and enhancing the Apama product set and other related new products and services. The market for event processing business-to-business products is highly competitive, and continues to evolve rapidly. If our Apama products are not successful in penetrating these evolving markets, our results of operations will be adversely affected.

We rely on the experience and expertise of our skilled employees, and must continue to attract and retain qualified technical, marketing and managerial personnel in order to succeed. Our future success will depend in a large part upon our ability to attract and retain highly skilled technical, managerial and marketing personnel. There is significant competition for such personnel in the software industry. We may not continue to be successful in attracting and retaining the personnel we require to develop new and enhanced products and to continue to grow and operate profitably.

Our success is dependent upon our proprietary software technology, and our inability to protect it would harm our business. We rely principally on a combination of contract provisions and copyright, trademark, patent and trade secret laws to protect our proprietary technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. The steps we take to protect our proprietary rights may be inadequate to prevent misappropriation of our technology; moreover, others could independently develop similar technology.

We could be subject to claims that we infringe intellectual property rights of others, or incur substantial cost in protecting our own technology, either of which could harm our business, financial condition or results of operations. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Third parties could assert infringement claims in the future with respect to our products and technology, and such claims might be successful. Such litigation could result in substantial costs and diversion of resources, whether or not we ultimately prevail on the merits. Such litigation could also lead to our being prohibited from selling one or more of our products, cause reluctance by potential customers to purchase our products, or result in liability to our customers and could have a material adverse effect on our business, financial condition and operating results.

The loss of technology licensed from third parties could adversely affect our ability to deliver our products. We utilize certain technology that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. This technology, or functionally similar technology, may not continue to be available on commercially reasonable terms in the future, or at all. The loss of any significant third-party technology license could cause delays in our ability to deliver our products or services until equivalent technology is developed internally or equivalent third-party technology, if available, is identified, licensed and integrated.

Our common stock price may continue to be volatile, which could result in losses for investors. The market price of our common stock, like that of other technology companies, is highly volatile and is subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts or other events or factors. Our stock price may also be affected by broader market trends unrelated to our performance. As a result, purchasers of our common stock may be unable at any given time to sell their shares at or above the price they paid for them.

Item 1B. Unresolved Staff Comments

As of the date of this report, we do not have any open comments or communications from the SEC related to our financial statements or periodic filings with the SEC.

Item 2. Properties

We own our principal administrative, sales, support, marketing, product development and distribution facilities, which are located in three buildings totaling approximately 258,000 square feet in Bedford, Massachusetts. In connection with the purchase of one of these buildings, we were required to assume the existing mortgage, which had a remaining principal balance of $1.9 million as of November 30, 2006. In addition, we maintain offices in leased facilities in approximately 27 other locations in North America and approximately 42 locations outside North America. The terms of our leases generally range from one to seven years. We believe that our facilities are adequate for our current needs and that suitable additional space will be available as needed.

Item 3. Legal Proceedings

On June 23, 2006, we received written notice that the Boston, Massachusetts office of the SEC is conducting an informal inquiry into our option-granting practices during the period December 1, 1995 through November 30, 2002. The informal inquiry was expanded to cover periods through the present. The SEC has requested testimony from certain of our officers and documents relating to our stock option practices for the period under investigation. We have produced responsive documents and are in the process of producing additional documents. On December 19, 2006, the Securities and Exchange Commission informed us that it had issued a formal order of investigation into our option-granting practices during the period December 1, 1995 through November 30, 2002. We are unable to predict accurately what consequences may arise from the SEC investigation. We have already incurred, and expect to continue to incur, significant legal and accounting expenses arising from the inquiry. The inquiry could also divert the attention of our management and harm our business. If the SEC institutes legal action, we could face significant fines and penalties and be required to take remedial actions determined by the SEC or a court. Although we have filed certain restated financial statements that we believe correct the accounting errors arising from our past option-granting practices, the filing of those financial statements did not resolve the pending SEC inquiry. The SEC has not reviewed our restated financial statements, and any future review could lead to further restatements or other modifications of our financial statements.

On August 17, 2006, a derivative complaint styled *Arkansas Teacher Retirement System, Derivatively on Behalf of Progress Software Corporation, v. Joseph Alsop et al.* was filed in the United States District Court for the District of Massachusetts by a party identifying itself as one of our shareholders purporting to act on our behalf against our directors and certain of our present and former officers. We are also named as a nominal defendant. On November 30, 2006, the plaintiff filed an amended complaint. The complaint alleges violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, breaches of fiduciary duty, aiding and abetting breaches of fiduciary duty and unjust enrichment arising from an alleged option backdating scheme. The complaint seeks monetary damages, restitution, disgorgement, rescission of stock options, punitive damages and other relief. A motion to dismiss the derivative complaint has been filed and is pending. One additional derivative complaint has been filed in state court in Massachusetts and additional lawsuits, including purported class actions and additional derivative actions, may be filed in state or federal court based upon allegations substantially similar to those described in this federal complaint or otherwise relating to the Company's option grant practices. The ultimate outcome of these complaints could have a material adverse effect on our results of operations. We expect to incur additional legal expenses arising from the derivative actions, which may be significant, including the advancement of legal expenses to our directors and officers in connection with the derivative actions. We have certain indemnification obligations to our directors and officers, and the outcome of the derivative or any other litigation may require that we indemnify some or all of our directors and officers for expenses they may incur in defending the litigation and other losses.

We are subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

We did not submit any matter to a vote of our shareholders during the fourth quarter of the fiscal year ended November 30, 2006.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock. Our common stock trades on the Nasdaq Global Select Market under the symbol PRGS.

Year Ended November 30,	2006		2005	
	High	Low	High	Low
First Quarter	$31.59	$27.32	$24.23	$20.97
Second Quarter	30.62	22.59	29.88	22.30
Third Quarter	25.57	20.36	32.49	27.20
Fourth Quarter	29.44	24.10	35.84	29.26

We have not declared or paid cash dividends on our common stock and we do not plan to pay cash dividends to our shareholders in the near future. As of December 31, 2006, our common stock was held by approximately 5,500 shareholders of record or through nominee or street name accounts with brokers.

Information related to our repurchases of our common stock by month in the fourth quarter of fiscal 2006 is as follows:

(in thousands, except per share data)

Period:	Total Number Of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
Sep. 1, 2006 – Sep. 30, 2006	10	$25.37	-	9,448
Oct. 1, 2006 – Oct. 31, 2006	-	-	-	10,000
Nov. 1, 2006 – Nov. 30, 2006	-	-	-	10,000
Total	10	$25.37	-	10,000

(1) All shares were purchased from employees in settlement of payroll withholding obligations relating to the vesting of restricted share awards.
(2) In September 2006, our Board of Directors authorized, for the period from October 1, 2006 through September 30, 2007, the purchase of up to 10,000,000 shares of our common stock. This authorization superseded the previous authorization that expired on September 30, 2006.

Item 6. Selected Financial Data

The following tables set forth selected financial data for the last five fiscal years.

(In thousands, except per share data)

Year ended November 30,	2006	2005	2004	2003	2002
Revenue	$447,063	$405,376	$362,662	$309,060	$273,123
Income from operations	40,943	59,950	42,414	32,421	23,823
Net income	29,401	46,257	29,368	24,148	17,470
Basic earnings per share	0.72	1.21	0.82	0.71	0.49
Diluted earnings per share	0.68	1.12	0.76	0.65	0.47
Cash and short-term investments	241,315	266,420	191,267	219,131	177,193
Total assets	670,239	561,715	446,814	367,770	290,166
Long-term debt, including current portion	1,938	2,200	2,438	-	-
Shareholders' equity	444,564	374,004	265,317	220,760	172,963

We have completed a number of acquisitions over the last four fiscal years which may affect year over year comparisons of our selected financial data. See a description of such acquisitions under the heading "Overview" in Item 7.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We develop, market and distribute software to simplify and accelerate the development, deployment, integration and management of business applications. Our mission is to deliver software products and services that empower partners and customers to improve their development, deployment, integration and management of quality applications worldwide. Our products include development tools, databases, application servers, messaging servers, application management tools, data connectivity products and integration products that enable the highly distributed deployment of responsive applications across internal networks, the Internet and occasionally-connected users. Through our various operating units, we market our products globally to a broad range of organizations in manufacturing, distribution, finance, retail, healthcare, telecommunications, government and many other fields.

We derive a significant portion of our revenue from international operations. In the second half of fiscal 2005 and the first half of fiscal 2006, the strengthening of the U.S. dollar against most major currencies, primarily the euro and the British pound, negatively affected the translation of our results into U.S. dollars. In fiscal 2004, the first half of fiscal 2005 and the second half of fiscal 2006, the weakening of the U.S. dollar against these same currencies positively affected the translation of our results into U.S. dollars.

During fiscal years 2004 and 2005, we completed a number of acquisitions, including DataDirect Technologies Limited in December 2003, Persistence Software Inc. in November 2004, Apama, Inc. in April 2005 and EasyAsk, Inc. in May 2005. These acquisitions were designed to expand the size and breadth of our business and/or add complementary products and technologies to existing product sets.

Since the beginning of fiscal 2006, we have consummated the following transactions:

- On January 20, 2006, we acquired for a combination of cash and stock, through a wholly-owned subsidiary, the stock of Actional Corporation (Actional) for an aggregate purchase price of approximately $29.2 million, net of cash acquired. Actional is a leading provider of Web services management software for visibility and run-time governance of distributed IT systems in a service-oriented architecture. Upon the closing of the transaction, Actional became part of our Enterprise Infrastructure Division.

- On January 30, 2006, we acquired, through a wholly-owned subsidiary, approximately 91% of the outstanding shares of common stock of NEON Systems, Inc. (NEON), and we acquired the remaining outstanding shares of common stock of NEON on February 2, 2006. The aggregate purchase price of the acquisition was approximately $51.9 million, net of cash acquired. The purchase price also included the value of in-the-money stock options and warrants. NEON is a provider of mainframe integration products and services. Upon the closing of the transaction, NEON became part of our DataDirect operating unit.

- On June 19, 2006, we acquired, through a wholly-owned subsidiary, privately held Pantero Corporation (Pantero) for an aggregate purchase price of $5.7 million, net of cash acquired. Pantero is a provider of technology for validating business data in integration projects. Upon the closing of the transaction, Pantero became part of our Enterprise Infrastructure Division.

- On November 6, 2006, we acquired, through a wholly-owned subsidiary, privately held OpenAccess Software Inc. (OpenAccess) for an aggregate purchase price of $6.0 million, net of cash acquired. OpenAccess is a provider of development toolkits for rapid development of ODBC and JDBC drivers as well as ADO.NET and OLE DB providers. Upon the closing of the transaction, OpenAccess became part of our DataDirect operating unit.

We conduct business through three primary operating units. Our principal operating unit conducts business as the OpenEdge Division. The OpenEdge Division (OED) provides the Progress® OpenEdge platform, a set of development and deployment technologies, including the OpenEdge RDBMS, one of the leading embedded databases, for building business applications. Another operating unit, the Enterprise Infrastructure Division (EID) is responsible for the development, marketing and sales of our Sonic, Actional, DataXtend (which includes DataXtend Semantic Integrator, formerly Pantero) and ObjectStore product lines. It combines the former Sonic Software and Real Time divisions. The third operating unit, DataDirect Technologies, provides standards-based data connectivity software. DataDirect Technologies includes the product lines obtained as part of the NEON and OpenAccess acquisitions. We have two other operating units: the Apama Division, which is included as part of our Enterprise Infrastructure segment, and the EasyAsk Division, which is included as part of our OpenEdge segment.

Adoption of SFAS 123R

Effective December 1, 2005, we adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" (SFAS 123R). SFAS 123R requires us to measure the grant date fair value of equity awards given to employees in exchange for services and recognize that cost over the period that such services are performed. Prior to adopting SFAS 123R, we accounted for stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

In transitioning from APB 25 to SFAS 123R, we have applied the modified prospective method. Accordingly, periods prior to adoption have not been restated to conform to SFAS 123R and are not directly comparable to periods after adoption. Under the modified prospective method, compensation cost recognized in periods after adoption includes (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, less estimated forfeitures, and (b) compensation cost for all share-based payments granted subsequent to December 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, less estimated forfeitures.

Total stock-based employee compensation cost of $22.4 million is reflected in net income for fiscal 2006. The total income tax benefit recognized in our statement of operations for fiscal 2006 for share-based payments was approximately $6.6 million. Total gross unrecognized stock-based compensation expense related to unvested stock options and unvested restricted stock awards amounted to $40.8 million at November 30, 2006. The shares associated with this unrecognized expense have a weighted average remaining vesting period of 2.9 years. For fiscal 2007, total stock-based compensation expense, including amounts from the issuance of restricted shares and amounts from stock options using the fair value provisions of SFAS 123R, is estimated to be approximately $21 million.

Prior to the adoption of SFAS 123R, we presented all excess tax benefits related to stock compensation as cash flows from operating activities in our statement of cash flows. SFAS 123R requires the cash flows resulting from these excess tax benefits to be classified as cash flows from financing activities when realized. In fiscal 2006, we received a tax benefit of

$1.9 million from the exercise of stock options, of which $0.9 million represented excess tax benefits and, as such, was classified as cash flows from financing activities.

For more information about stock-based compensation, including valuation methodology, see Note 1 of the Consolidated Financial Statements appearing in this Form 10-K and "Critical Accounting Policies" below.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. We make estimates and assumptions in the preparation of our consolidated financial statements that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. However, actual results may differ from these estimates.

We have identified the following critical accounting policies that require the use of significant judgments and estimates in the preparation of our consolidated financial statements. This listing is not a comprehensive list of all of our accounting policies. For further information regarding the application of these and other accounting policies, see Note 1 of the Consolidated Financial Statements appearing in this Form 10-K.

Revenue Recognition — Our revenue recognition policy is significant because revenue is a key component affecting results of operations. In determining when to recognize revenue from a customer arrangement, we are often required to exercise judgment regarding the application of our accounting policies to a particular arrangement. For example, judgment is required in determining whether a customer arrangement has multiple elements. When such a situation exists, judgment is also involved in determining whether vendor-specific objective evidence (VSOE) of fair value for the undelivered elements exists. While we follow specific and detailed rules and guidelines related to revenue recognition, we make and use significant management judgments and estimates in connection with the revenue recognized in any reporting period, particularly in the areas described above, as well as collectibility. If management made different estimates or judgments, material differences in the timing of the recognition of revenue could occur.

Allowance for Doubtful Accounts — We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. We establish this allowance using estimates that we make based on factors such as the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, changes to customer creditworthiness and current economic trends. If we used different estimates, or if the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, we would require additional provisions for doubtful accounts that would increase bad debt expense.

Goodwill and Intangible Assets — We had goodwill and net intangible assets, primarily purchased technology and customer-related, of $232.9 million at November 30, 2006. We assess the impairment of goodwill and identifiable intangible assets on an annual basis and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We would record an impairment charge if such an assessment were to indicate that the fair value of such assets was less than the carrying value. Judgment is required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible assets. Factors that could indicate that an impairment may exist include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends or a significant decline in our stock price or in the value of one of our reporting units for a sustained period of time. We utilize discounted cash flow models or valuation models to determine the fair value of our reporting units. We must make assumptions about future cash flows, future operating plans, discount rates and other factors in those models. Different assumptions and judgment determinations could yield different conclusions that would result in an impairment charge to income in the period that such change or determination was made.

Income Tax Accounting — We had a net deferred tax asset of $28.8 million at November 30, 2006. We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. We consider scheduled reversals of temporary differences, projected future taxable income, ongoing tax planning strategies and other matters in assessing the need for and the amount of a valuation allowance. If we were to change our assumptions or otherwise determine that we were unable to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period that such change or determination was made.

Stock-Based Compensation – We account for stock-based compensation in accordance with SFAS 123R. Under SFAS 123R, stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date, is recognized over the relevant service period, and is adjusted each period for anticipated forfeitures. We estimate the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to stock price volatility, the expected life of options, a risk-free interest rate and dividend yield. Many of these assumptions are highly subjective and require the exercise of management judgment. Our management must also apply judgment in developing an estimate of awards that may be forfeited. If our actual experience differs significantly from our estimates and we choose to employ different assumptions in the future, the stock-based compensation expense that we record in future periods may differ materially from that recorded in the current period.

Results of Operations

The following table sets forth certain income and expense items as a percentage of total revenue, and the percentage change in dollar amounts of such items compared with the corresponding period in the previous fiscal year.

	Percentage of Total Revenue			Period-to-Period Change	
Year Ended November 30,	2006	2005	2004	2006 Compared to 2005	2005 Compared to 2004
Revenue:					
Software licenses	39%	39%	39%	12%	12%
Maintenance and services	61	61	61	9	12
Total revenue	100	100	100	10	12
Costs of revenue:					
Cost of software licenses	1	2	2	(9)	(9)
Cost of maintenance and services	14	14	15	10	6
Amortization of acquired intangibles for purchased technology	2	1	1	59	25
Total costs of revenue	17	17	18	11	5
Gross profit	83	83	82	10	13
Operating expenses:					
Sales and marketing	42	39	40	17	7
Product development	17	15	17	21	5
General and administrative	13	11	11	31	8
Amortization of other acquired intangibles	2	1	1	72	44
Compensation expense from repurchase of subsidiary stock options	-	1	-	*	*
Acquisition-related expenses, net	-	1	1	(46)	31
Total operating expenses	74	68	70	19	9
Income from operations	9	15	12	(32)	41
Other income (expense), net	1	0	0	50	268
Income before provision for income taxes	10	15	12	(28)	46
Provision for income taxes	3	4	4	(4)	21
Net income	7%	11%	8%	(36)%	58%

* not meaningful

Fiscal 2006 Compared to Fiscal 2005

Revenue. Our total revenue increased 10% from $405.4 million in fiscal 2005 to $447.1 million in fiscal 2006. Our revenue increased principally due to increased volume of software license and maintenance sales from each of our major product lines. Total revenue would have increased by 11% if exchange rates had been constant in fiscal 2006 as compared to exchange rates in effect in fiscal 2005.

Revenue from the Progress OpenEdge product line increased 3% from $308.2 million in fiscal 2005 to $316.5 million in fiscal 2006. Revenue derived from the Enterprise Infrastructure product line increased 12% from $61.5 million in fiscal

2005 to $68.6 million in fiscal 2006. Revenue from the DataDirect product line increased 74% from $35.7 million in fiscal 2005 to $61.9 million in fiscal 2006. Revenue from the products obtained in the acquisitions of Actional, NEON, Pantero and OpenAccess contributed less than 5% of total revenue in fiscal 2006.

Software license revenue increased 12% from $156.8 million in fiscal 2005 to $175.8 million in fiscal 2006. The increase in software license revenue in fiscal 2006 was primarily due to growth from the DataDirect and Enterprise Infrastructure product lines. These product lines accounted for 42% of software license revenue in fiscal 2006 as compared to 36% in fiscal 2005. Software license revenue from indirect channels, including application partners and OEMs, and from sales to direct end-users, both increased in fiscal 2006 as compared to fiscal 2005. Software license revenue increased year over year, primarily within our middleware products. Software license revenue would have increased by 13% if exchange rates had been constant in fiscal 2006 as compared to exchange rates in effect in fiscal 2005.

Maintenance and services revenue increased 9% from $248.5 million in fiscal 2005 to $271.2 million in fiscal 2006. The increase in maintenance and services revenue was primarily the result of growth in our installed customer base, renewal of maintenance agreements and an increase in professional services revenue. The impact of changes in exchange rates on maintenance and services revenue in fiscal 2006 as compared to fiscal 2005 was insignificant.

Total revenue generated in markets outside North America increased 6% from $229.4 million in fiscal 2005 to $243.8 million in fiscal 2006 and represented 57% of total revenue in fiscal 2005 and 54% of total revenue in fiscal 2006. Revenue from the three major regions outside of North America, consisting of EMEA, Latin America and Asia Pacific, each increased in fiscal 2006 as compared to fiscal 2005. Total revenue generated in markets outside North America would have represented 55% of total revenue if exchange rates had been constant in fiscal 2006 as compared to the exchange rates in effect in fiscal 2005. The decrease in the percentage of business derived from international operations in fiscal 2006 is primarily the result of higher revenue growth generated in markets within North America.

Cost of Software Licenses. Cost of software licenses consists primarily of costs of product media, documentation, duplication, packaging, electronic software distribution, royalties and amortization of capitalized software costs. Cost of software licenses decreased 9% from $8.2 million in fiscal 2005 to $7.4 million in fiscal 2006, and decreased as a percentage of software license revenue from 5% to 4%. The dollar decrease was primarily due to lower third party product sales and increased adoption by customers of electronic software delivery. Cost of software licenses as a percentage of software license revenue may vary from period to period depending upon the relative product mix.

Cost of Maintenance and Services. Cost of maintenance and services consists primarily of costs of providing customer technical support, education and consulting. Cost of maintenance and services increased 10% from $55.8 million in fiscal 2005 to $61.2 million in fiscal 2006, and increased as a percentage of maintenance and services revenue from 22% to 23%. The total dollar amount in fiscal 2006 increased due to an increase in stock-based compensation and higher usage of third-party contractors for service engagements. Cost of maintenance and services expenses included $17.2 million of third-party contractor expenses in fiscal 2006 as compared to $12.3 million of third-party contractor expenses in fiscal 2005 and $1.6 million of stock-based compensation in fiscal 2006 as compared to $0.2 million of stock-based compensation in fiscal 2005. Our technical support, education and consulting headcount decreased by 6% from the end of fiscal 2005 to the end of fiscal 2006.

Amortization of Acquired Intangibles for Purchased Technology. Amortization of acquired intangibles for purchased technology primarily represents the amortization of the value assigned to technology-related intangible assets obtained in business combinations. Amortization of acquired intangibles for purchased technology increased from $5.1 million in fiscal 2005 to $8.2 million in fiscal 2006. The increase was due to amortization expense associated with the acquisitions of Actional, NEON, Pantero and OpenAccess.

Gross Profit. Our gross profit increased 10% from $336.3 million in fiscal 2005 to $370.3 million in fiscal 2006. The gross profit percentage remained the same at 83% of total revenue in fiscal 2005 and in fiscal 2006.

Sales and Marketing. Sales and marketing expenses increased 17% from $158.5 million in fiscal 2005 to $186.3 million in fiscal 2006, and increased as a percentage of total revenue from 39% to 42%. The increase in sales and marketing expenses was due to an increase in stock-based compensation, the addition of sales and marketing personnel and related expenses resulting from the acquisitions of Actional, NEON and Pantero, a slight increase in variable compensation expense as a result of increased sales and an increase in severance related costs. In fiscal 2006, sales and marketing expenses included $8.4 million of stock-based compensation compared to $1.1 million of stock-based compensation in fiscal 2005. Our sales support and marketing headcount increased by 4% from the end of fiscal 2005 to the end of fiscal 2006.

Product Development. Product development expenses increased 21% from $64.0 million in fiscal 2005 to $77.3 million in fiscal 2006, and increased as a percentage of revenue from 15% to 17%. The dollar increase was primarily due to an increase in stock-based compensation, expenses related to the development teams associated with the Actional and NEON acquisitions, an increase in headcount related expenses and an increase in development expenses incurred in our offshore development center in India. In fiscal 2006, product development expenses included $5.1 million of stock-based compensation in fiscal 2006 compared to $0.5 million of stock-based compensation in fiscal 2005. There were no capitalized software development costs in either fiscal 2005 or fiscal 2006, due to the timing and stage of development of projects that might otherwise qualify for capitalization under our software capitalization policy. Our product development headcount increased 14% from the end of fiscal 2005 to the end of fiscal 2006.

General and Administrative. General and administrative expenses include the costs of our finance, human resources, legal, information systems and administrative departments. General and administrative expenses increased 31% from $43.3 million in fiscal 2005 to $56.6 million in fiscal 2006, and increased as a percentage of revenue from 11% to 13%. The dollar increase was primarily due to an increase in stock-based compensation, headcount related costs and higher legal and accounting costs related to the stock option review. General and administrative expenses included $7.2 million of stock-based compensation compared to $0.9 million of stock-based compensation in fiscal 2005. Our administrative headcount increased 4% from the end of fiscal 2005 to the end of fiscal 2006.

Amortization of Other Acquired Intangibles. Amortization of other acquired intangibles primarily represents the amortization of value assigned to intangible assets obtained in business combinations other than assets identified as purchased technology. Amortization of other acquired intangibles increased from $4.3 million in fiscal 2005 to $7.4 million in fiscal 2006. The increase primarily was due to amortization expense associated with the acquisitions of Actional, NEON, Pantero and OpenAccess.

Compensation Expense from Repurchase of Subsidiary Stock Options. Compensation expense from repurchase of subsidiary stock options in fiscal 2005 consisted of costs of $2.8 million related to the settlement and pay-out to Sonic employees who held vested, in-the-money options to purchase Sonic common stock.

Acquisition-Related Expenses. Acquisition-related expenses for fiscal 2006 include $0.9 million of expenses for retention bonuses to Apama and EasyAsk employees who joined us in fiscal 2005 and $0.9 million of in-process research and development from the acquisition of NEON, which was expensed when the acquisition was consummated because the technological feasibility of several products under development at the time of the acquisition had not been achieved and no alternate future uses had been established. The value of in-process research and development was determined based on an appraisal from an independent third party. Acquisition-related expenses for fiscal 2005 totaling $3.4 million include expenses of $4.0 million for retention bonuses to Apama and EasyAsk employees who joined us upon the close of the respective acquisitions. These costs were partially offset by a credit of $0.6 million for settlement of pre-acquisition assets and liabilities related to a previous acquisition.

Income from Operations. Income from operations decreased 32% from $60.0 million in fiscal 2005 to $40.9 million in fiscal 2006 and decreased as a percentage of total revenue from 15% in fiscal 2005 to 9% in fiscal 2006. The decrease in income from operations in fiscal 2006 as compared to fiscal 2005 was primarily due to an increase in stock-based compensation. Stock-based compensation totaled $22.4 million in fiscal 2006 as compared to $2.7 million in fiscal 2005.

Other Income. Other income increased 50% from $3.1 million in fiscal 2005 to $4.6 million in fiscal 2006. The increase was primarily related to an increase in interest income, partially offset by foreign exchange hedging and transaction expenses. The increase in interest income was primarily due to higher interest rates, partially offset by a slight decrease in our average cash and short-term investment balances.

Provision for Income Taxes. Our effective tax rate increased from 27% in fiscal 2005 to 36% in fiscal 2006. During the third quarter of fiscal 2005, the IRS completed an examination of our U.S. income tax returns for fiscal years through 2002. The provision for taxes in fiscal 2005 includes a tax benefit of $3.8 million resulting from the reversal of accruals for estimated income tax liabilities that were no longer required. The increase in the effective tax rate in fiscal 2006 as compared to fiscal 2005 was primarily due to this benefit and non-deductible stock-based compensation expenses in fiscal 2006. See Note 9 of the Consolidated Financial Statements appearing in this Form 10-K.

Fiscal 2005 Compared to Fiscal 2004

Revenue. Our total revenue increased 12% from $362.7 million in fiscal 2004 to $405.4 million in fiscal 2005. Our revenue increased principally due to increased volume of software license and maintenance sales for of all of our major product lines. In addition, approximately two percentage points of the revenue increase was attributable to favorable changes in currency exchange rates from those in effect in fiscal 2004 to those in effect during fiscal 2005.

Revenue from the Progress OpenEdge product line increased 6% from $290.3 million in fiscal 2004 to $308.2 million in fiscal 2005. Revenue derived from the Sonic product line increased 24% from $26.2 million in fiscal 2004 to $32.5 million in fiscal 2005. Revenue from the Real Time product line increased 56% from $18.6 million in fiscal 2004 to $28.9 million in fiscal 2005. Revenue from the DataDirect product line increased 26% from $28.2 million in fiscal 2004 to $35.7 million in fiscal 2005.

Software license revenue increased 12% from $140.5 million in fiscal 2004 to $156.8 million in fiscal 2005. The increase in software license revenue in fiscal 2005 was primarily due to growth from the DataDirect, Real Time and Sonic product lines. These product lines accounted for 36% of software license revenue in fiscal 2005 as compared to 30% in fiscal 2004. Software license revenue from indirect channels, including application partners and OEMs, and from sales to direct end-users, both increased in fiscal 2005 as compared to fiscal 2004. Software license revenue from the Progress OpenEdge product set increased year over year, primarily within the deployment and management products. Approximately two percentage points of the increase in software license revenue was attributable to favorable changes in currency exchange rates from those in effect in fiscal 2004 to those in effect during fiscal 2005.

Maintenance and services revenue increased 12% from $222.2 million in fiscal 2004 to $248.6 million in fiscal 2005. The increase in maintenance and services revenue was primarily the result of growth in our installed customer base, renewal of maintenance agreements and an increase in professional services revenue. Approximately two percentage points of the increase in maintenance and services revenue is attributable to favorable changes in currency exchange rates from those in effect in fiscal 2004 to those in effect during fiscal 2005.

Total revenue generated in markets outside North America increased 10% from $208.9 million in fiscal 2004 to $229.4 million in fiscal 2005 and represented 58% of total revenue in fiscal 2004 and 57% of total revenue in fiscal 2005. Revenue from the three major regions outside of North America, consisting of EMEA, Latin America and Asia Pacific, each increased in fiscal 2005 as compared to fiscal 2004. Total revenue generated in markets outside North America would have represented 56% of total revenue if exchange rates had been constant in fiscal 2005 as compared to the exchange rates in effect in fiscal 2004. The decrease in the percentage of business derived from international operations in fiscal 2005 is primarily the result of the higher percentage increase generated in markets within North America.

Cost of Software Licenses. Cost of software licenses consists primarily of costs of product media, documentation, duplication, packaging, electronic software distribution, royalties and amortization of capitalized software costs. Cost of software licenses decreased 9% from $9.0 million in fiscal 2004 to $8.2 million in fiscal 2005, and decreased as a percentage of software license revenue from 6% to 5%. The dollar decrease was primarily due to lower third party product sales and increased adoption by customers of electronic software delivery. Cost of software licenses as a percentage of software license revenue may vary from period to period depending upon the relative product mix.

Cost of Maintenance and Services. Cost of maintenance and services consists primarily of costs of providing customer technical support, education and consulting. Cost of maintenance and services increased 6% from $52.7 million in fiscal 2004 to $55.8 million in fiscal 2005, and decreased as a percentage of maintenance and services revenue from 24% to 22%. The maintenance and services revenue margin improvement was due to maintenance revenue, which has a substantially higher margin than professional services revenue, representing a greater proportion of the total maintenance and services revenue in 2005. The total dollar amount in fiscal 2005 increased due to the impact of year-over-year changes in exchange rates and headcount-related expenses. Our technical support, education and consulting headcount decreased by less than 1% from the end of fiscal 2004 to the end of fiscal 2005.

Amortization of Acquired Intangibles for Purchased Technology. Amortization of acquired intangibles for purchased technology primarily represents the amortization of the value assigned to intangible assets obtained in business combinations. Amortization of acquired intangibles for purchased technology increased from $4.1 million in fiscal 2004 to $5.1 million in fiscal 2005. The increase was due to amortization expense associated with the acquisitions of Apama and EasyAsk.

Gross Profit. Our gross profit increased 13% from $296.9 million in fiscal 2004 to $336.3 million in fiscal 2005. The gross profit percentage increased from 82% of total revenue in fiscal 2004 to 83% of total revenue in fiscal 2005 due primarily to slight improvements in the margins of both software license sales as well as maintenance and services revenue.

Sales and Marketing. Sales and marketing expenses increased 7% from $147.7 million in fiscal 2004 to $158.5 million in fiscal 2005, but decreased as a percentage of total revenue from 40% to 39%. The increase in sales and marketing expenses was due to the addition of sales and marketing personnel and related expenses resulting from the acquisitions of Persistence, Apama and EasyAsk, as well as a slight increase in variable compensation expense as a result of increased sales. Expenses also increased due to the impact of year-over-year changes in exchange rates, as a significant percentage of sales and marketing expenses are incurred outside of North America. In fiscal 2005 sales and marketing expenses included $0.1 million of stock-based compensation related to restricted share issuance. Our sales support and marketing headcount increased by 1% from the end of fiscal 2004 to the end of fiscal 2005.

Product Development. Product development expenses increased 5% from $61.2 million in fiscal 2004 to $64.0 million in fiscal 2005, but decreased as a percentage of revenue from 17% to 15%. The most significant development efforts in fiscal 2005 related to an updated version Progress® OpenEdge 10, the introduction of DataDirect™ XQuery and updated versions of the Sonic and Real Time product lines. The dollar increase was primarily due to expenses related to the development teams associated with the recently acquired Persistence and Apama products and the start-up of our offshore development center in India. There were no capitalized software development costs in fiscal 2005 due to the timing and stage of development of projects that might otherwise qualify for capitalization under our software capitalization policy. Capitalized software costs associated with Progress OpenEdge 10 totaled $0.3 million in fiscal 2004 as compared to none in fiscal 2005. Our product development headcount increased 6% from the end of fiscal 2004 to the end of fiscal 2005.

General and Administrative. General and administrative expenses include the costs of our finance, human resources, legal, information systems and administrative departments. General and administrative expenses increased 8% from $40.0 million in fiscal 2004 to $43.3 million in fiscal 2005, and remained the same as a percentage of revenue at 11%. The dollar increase was primarily due to headcount related costs, transition and integration costs associated with acquisitions, higher professional services fees and the impact of changes in exchange rates. Our administrative headcount increased 7% from the end of fiscal 2004 to the end of fiscal 2005.

Amortization of Other Acquired Intangibles. Amortization of other acquired intangibles primarily represents the amortization of value assigned to intangible assets obtained in business combinations other than assets identified as purchased technology. Amortization of other acquired intangibles increased from $3.0 million in fiscal 2004 to $4.3 million in fiscal 2005. The increase was due to amortization expense associated with the acquisitions of Apama and EasyAsk and the full year impact of the acquisition of Persistence.

Compensation Expense from Repurchase of Subsidiary Stock Options. Compensation expense from repurchase of subsidiary stock options in fiscal 2005 consisted of costs of $2.8 million related to the settlement and pay-out to Sonic employees who held vested, in-the-money options to purchase Sonic common stock.

Acquisition-Related Expenses. Acquisition-related expenses for fiscal 2005 totaling $3.4 million include expenses of $4.0 million for retention bonuses to Apama and EasyAsk employees who joined us, of which $2.0 million is attributable to sales and marketing, $1.6 million is attributable to product development, and $0.4 million is attributable to general and administrative. These costs were partially offset by a credit of $0.6 million for settlement of pre-acquisition assets and liabilities related to a previous acquisition. Acquisition-related expenses for fiscal 2004 include in-process research and development from the acquisition of DataDirect of $2.6 million, which was expensed when the acquisition was consummated because the technological feasibility of several products under development at the time of the acquisition had not been achieved and no alternate future uses had been established. The value of in-process research and development was determined based on an appraisal from an independent third party. There was no in-process research and development associated with the Apama or EasyAsk acquisitions in fiscal 2005.

Income from Operations. Income from operations increased 41% from $42.4 million in fiscal 2004 to $60.0 million in fiscal 2005 and increased as a percentage of total revenue from 12% in fiscal 2004 to 15% in fiscal 2005. Noncash charges for amortization of purchased intangibles and in-process research and development decreased from 3% of total revenue in fiscal 2004 to 2% of total revenue in fiscal 2005.

Other Income. Other income increased 268% from $0.8 million in fiscal 2004 to $3.1 million in fiscal 2005. The increase was primarily related to an increase in interest income. The increase in interest income was primarily due to higher interest rates and higher average cash and short-term investment balances, partially offset by foreign exchange hedging and transaction expenses.

Provision for Income Taxes. Our effective tax rate decreased from 32% in fiscal 2004 to 27% in fiscal 2005. During the third quarter of fiscal 2005, the IRS completed an examination of our U.S. income tax returns for fiscal years through 2002. The provision for taxes in fiscal 2005 includes a tax benefit of $3.8 million resulting from the reversal of accruals for estimated income tax liabilities that were no longer required. The decrease in the effective tax rate in fiscal 2005 as compared to fiscal 2004 was primarily due to this benefit. See Note 9 of the Consolidated Financial Statements appearing in this Form 10-K.

Liquidity and Capital Resources

Our cash and short-term investments totaled $241.3 million and $266.4 million at November 30, 2006 and 2005, respectively. The decrease of $25.1 million from the end of fiscal 2005 was due to cash used for acquisitions, stock repurchases and purchases of property and equipment, offset by positive cash generated from operations.

We generated cash from operations of $67.9 million in fiscal 2006, $80.6 million in fiscal 2005, and $72.2 million in fiscal 2004. A summary of our cash flows from operations for fiscal years 2006, 2005 and 2004 is as follows:

(In thousands)

Year Ended November 30,	2006	2005	2004
Net income	$29,401	$46,257	$29,368
Depreciation, amortization and other noncash charges	47,181	20,934	22,591
Tax benefit from stock plans	1,064	17,745	4,745
Changes in working capital	(9,731)	(4,306)	15,484
Total	$67,915	$80,630	$72,188

Accounts receivable at November 30, 2006 increased by $16.2 million from the end of fiscal 2005. The increase was primarily the result of higher revenues. There was no significant impact on ending accounts receivable from customer balances obtained from acquired companies in fiscal 2006 or fiscal 2005. Accounts receivable days sales outstanding (DSO) increased by 5 days to 61 days at the end of fiscal 2006 as compared to 56 days at the end of fiscal 2005 and 59 days at the end of fiscal 2004. We target a DSO range of 60 to 80 days.

We purchased $21.7 million of property and equipment in fiscal 2006, $10.9 million in fiscal 2005 and $13.1 million (including amounts associated with the assumption of a mortgage of $2.4 million) in fiscal 2004. The amount for fiscal 2006 included the purchase of a building adjacent to our headquarters for $6.3 million. The increase in fiscal 2006 as compared to fiscal 2005 was also due to costs associated with our ongoing ERP implementation. The amount for fiscal 2004 included the purchase of a building adjacent to our headquarters for $4.7 million. The remaining amounts in fiscal 2004 and in each of fiscal years 2006 and 2005 consisted primarily of computer equipment, software and building and leasehold improvements. We financed these purchases primarily from cash generated from operations, except with respect to the building purchase in 2004 which included the required assumption of an existing mortgage.

We purchased and retired 481,000 shares of our common stock for $13.0 million in fiscal 2006, 461,000 shares for $11.7 million in fiscal 2005, and 647,000 shares for $13.0 million in fiscal 2004. Since beginning our stock repurchase program in 1996, we have purchased and retired 19,200,000 shares at a cost of $215.4 million. In September 2006, our Board of Directors authorized, for the period from October 1, 2006 through September 30, 2007, the purchase of up to 10,000,000 shares of our common stock, at such times and at such prices that we deem such purchases to be an effective use of cash.

In fiscal years 2006, 2005 and 2004, we used cash and stock to complete several acquisitions. Each of these acquisitions was accounted for as a purchase, and accordingly, the results of operations of the acquired companies are included in our operating results from the date of acquisition. In each case, the cash portion of the purchase price was paid from available funds:

- On November 6, 2006, we acquired the stock of OpenAccess for an aggregate purchase price of $6.0 million, net of cash acquired.
- On June 19, 2006, we acquired the stock of Pantero for an aggregate purchase price of $5.7 million, net of cash acquired.
- On January 30, 2006, we acquired approximately 91% of the outstanding shares of common stock of NEON, and we acquired the remaining outstanding shares of common stock of NEON on February 2, 2006. The aggregate purchase price of the acquisition was approximately $51.9 million, net of cash acquired. The purchase price also included the value of in-the-money stock options and warrants.
- On January 20, 2006, we acquired for a combination of cash and stock the stock of Actional for an aggregate purchase price of approximately $29.2 million, net of cash acquired.
- In May 2005, we acquired substantially all of the assets and assumed certain liabilities of EasyAsk for an aggregate purchase price of approximately $9.0 million, net of cash acquired.
- In April 2005, we acquired the stock of Apama for an aggregate purchase price of approximately $24.7 million, net of cash acquired
- In November 2004, we acquired the stock of Persistence for an aggregate purchase price of approximately $11.8 million, net of cash acquired.
- In December 2003, we acquired substantially all of the assets and certain subsidiaries and assumed certain liabilities of DataDirect Technologies Limited for an aggregate purchase price of approximately $87.5 million, net of cash acquired.

We include standard intellectual property indemnification provisions in our licensing agreements in the ordinary course of business. Pursuant to our product license agreements, we will indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally business partners or customers, in connection with certain patent, copyright or other intellectual property infringement claims by third parties with respect to our products. Other agreements with our customers provide indemnification for claims relating to property damage or personal injury resulting from the performance of services by us or our subcontractors. Historically, our costs to defend lawsuits or settle claims relating to such indemnity agreements have been insignificant. Accordingly, the estimated fair value of these indemnification provisions is immaterial.

We believe that existing cash balances together with funds generated from operations will be sufficient to finance our operations and meet our foreseeable cash requirements (including planned capital expenditures, lease commitments, debt payments and other long-term obligations) through at least the next twelve months.

Contractual Obligations and Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K. The following table details our contractual obligations as of November 30, 2006:

(In thousands)

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ 1,938	$ 281	$ 635	$ 746	$ 276
Interest payment on long-term debt	482	146	219	108	9
Operating leases	31,647	10,526	12,518	6,202	2,401
Total	$34,067	$10,953	$13,372	$7,056	$2,686

New Accounting Pronouncements

We adopted, Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Years Misstatements in Current Year Financial Statements" (SAB 108) issued by the SEC. SAB 108 requires that companies utilize a dual-approach to assessing the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focused and balance sheet focused assessment. The adoption of SAB 108 had no effect on our consolidated financial statements for the year ended November 30, 2006.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will not be effective for us until December 1, 2007. Because of this timing, we have just begun to evaluate the impact of the adoption of FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating whether adoption of SFAS 157 will have an impact on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including changes in interest rates affecting the return on our investments and foreign currency fluctuations. We have established policies and procedures to manage our exposure to fluctuations in interest rates and foreign currency exchange rates.

Exposure to market rate risk for changes in interest rates relates to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We place our investments with high-quality issuers and have policies limiting, among other things, the amount of credit exposure to any one issuer. We seek to limit default risk by purchasing only investment-grade securities. Our investments have an average remaining maturity of less than two years and are primarily fixed-rate instruments. In addition, we have classified all of our debt securities as available for sale. This classification reduces the income statement exposure to interest rate risk if such investments are held until their maturity date. Based on a hypothetical 10% adverse movement in interest rates, the potential losses in future earnings, reductions in fair value of risk-sensitive instruments and reductions in cash flows are immaterial.

We enter into foreign exchange option and forward contracts to hedge certain transactions of selected foreign currencies (mainly in Europe and Asia Pacific) against fluctuations in exchange rates. We have not entered into foreign exchange option and forward contracts for speculative or trading purposes. We base our accounting policies for these contracts on the designation of the contracts as hedging instruments. The criteria we use for designating a contract as a hedge include the contract's effectiveness in risk reduction and matching of derivative instruments to the underlying transactions. We generally recognize market value increases and decreases on the foreign exchange option and forward contracts in income in the same period as gains and losses on the underlying transactions. We operate in certain countries where there are limited forward currency exchange markets and thus we have unhedged transaction exposures in these currencies. There were approximately $95.0 million of outstanding foreign exchange option contracts at November 30, 2006. Major U.S. multinational banks are counterparties to the option contracts. We also hedge net intercompany balances. We generally do not hedge the net assets of our international subsidiaries. The foreign exchange exposure from a 10% movement of currency exchange rates would have a material impact on our revenue and net income. Based on a hypothetical 10% adverse movement in all foreign currency exchange rates, our revenue would be adversely affected by approximately 6% and our net income would be adversely affected by approximately 20% (excluding any offsetting positive impact from our ongoing hedging programs), although the actual effects may differ materially from the hypothetical analysis.

The table below details outstanding forward contracts, which mature in ninety days or less, at November 30, 2006 where the notional amount is determined using contract exchange rates:

(In thousands)

Functional Currency:	Exchange Foreign Currency For U.S. Dollars (Notional Amount)	Exchange U.S. Dollars For Foreign Currency (Notional Amount)	Notional Weighted Average Exchange Rate*
Australian dollar		$ 2,645	1.28
Brazilian real	$ 868	-	2.19
Euro	-	33,979	0.76
Japanese yen	4,311	-	115.98
South African rand	140	-	7.14
U.K. pound	-	16,050	0.51
	$5,319	$52,674	

* expressed as local currency unit per U.S. dollar

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Progress Software Corporation:

We have audited the accompanying consolidated balance sheets of Progress Software Corporation and subsidiaries (the Company) as of November 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Progress Software Corporation and subsidiaries as of November 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for share-based payments upon the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, effective December 1, 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of November 30, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 13, 2007

Consolidated Financial Statements

Consolidated Balance Sheets

(In thousands, except share data)

November 30,	2006	2005
Assets		
Current assets:		
Cash and equivalents	$ 46,449	$ 40,398
Short-term investments	194,866	226,022
Total cash and short-term investments	241,315	266,420
Accounts receivable (less allowances of $8,549 in 2006 and $8,639 in 2005)	82,762	66,592
Other current assets	17,943	11,813
Deferred income taxes	18,119	16,379
Total current assets	360,139	361,204
Property and equipment, net	57,585	42,816
Intangible assets, net	75,069	47,213
Goodwill	157,858	84,974
Deferred income taxes	14,153	20,442
Other assets	5,435	5,066
Total	$670,239	$561,715
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion, long-term debt	$ 281	$ 262
Accounts payable	15,034	11,654
Accrued compensation and related taxes	48,398	41,653
Income taxes payable	6,316	1,122
Other accrued liabilities	23,166	22,737
Short-term deferred revenue	120,974	99,697
Total current liabilities	214,169	177,125
Long-term debt, less current portion	1,657	1,938
Long-term deferred revenue	6,355	5,068
Deferred income taxes	3,494	3,580
Commitments and contingencies (note 10)		
Shareholders' equity:		
Preferred stock, $.01 par value; authorized, 1,000,000 shares; issued, none		
Common stock, $.01 par value, and additional paid-in capital; authorized, 100,000,000 shares; issued and outstanding, 41,177,361 in 2006 and 40,435,918 in 2005	197,748	160,911
Deferred compensation	-	(5,706)
Retained earnings, including accumulated other comprehensive income (loss) of $1,106 in 2006 and $(2,181) in 2005	246,816	218,799
Total shareholders' equity	444,564	374,004
Total	$670,239	$561,715

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share data)

Year Ended November 30,	2006	2005	2004
Revenue:			
Software licenses	$175,845	$156,846	$140,462
Maintenance and services	271,218	248,530	222,200
Total revenue	447,063	405,376	362,662
Costs of revenue:			
Cost of software licenses	7,441	8,170	9,000
Cost of maintenance and services	61,196	55,752	52,692
Amortization of acquired intangibles for purchased technology	8,150	5,122	4,099
Total costs of revenue	76,787	69,044	65,791
Gross profit	370,276	336,332	296,871
Operating expenses:			
Sales and marketing	186,286	158,544	147,701
Product development	77,269	64,010	61,172
General and administrative	56,571	43,345	40,007
Amortization of other acquired intangibles	7,358	4,277	2,977
Compensation expense from repurchase of subsidiary stock options	-	2,803	-
Acquisition-related expenses, net	1,849	3,403	2,600
Total operating expenses	329,333	276,382	254,457
Income from operations	40,943	59,950	42,414
Other income (expense):			
Interest income and other	7,544	5,257	2,785
Foreign currency loss	(2,904)	(2,158)	(1,942)
Total other income, net	4,640	3,099	843
Income before provision for income taxes	45,583	63,049	43,257
Provision for income taxes	16,182	16,792	13,889
Net income	$ 29,401	$ 46,257	$ 29,368
Earnings per share:			
Basic	$0.72	$1.21	$0.82
Diluted	$0.68	$1.12	$0.76
Weighted average shares outstanding:			
Basic	40,976	38,227	36,031
Diluted	43,269	41,424	38,807

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands) Year Ended November 30,	2006	2005	2004
Common stock and additional paid-in capital:			
Balance, beginning of year	$160,911	$ 87,725	$ 68,389
Exercise of employee stock options	7,514	49,822	16,173
Issuance of stock under the employee stock purchase plan	5,484	5,373	4,932
Repurchase of common stock	(8,309)	(6,932)	(8,907)
Issuance (repurchase) of stock in subsidiary, net	-	(467)	40
Stock-based compensation	22,405	2,611	3,468
Issuance of restricted stock	-	5,840	-
Issuance of shares in connection with Actional business combination	13,510	-	-
Tax benefit from stock plans	1,939	16,939	3,630
Reclassification from deferred compensation pursuant to the adoption of SFAS 123R	(5,706)	-	-
Balance, end of year	197,748	160,911	87,725
Deferred compensation:			
Balance, beginning of year	(5,706)	-	-
Issuance of restricted stock	-	(5,840)	-
Recognition of compensation expense	-	134	-
Reclassification to additional paid-in capital pursuant to the adoption of SFAS 123R	5,706	-	-
Balance, end of year	-	(5,706)	-
Retained earnings:			
Balance, beginning of year	218,799	177,592	152,371
Net income	29,401	46,257	29,368
Other comprehensive income:			
Unrealized losses on investments, net of tax	148	(100)	(418)
Unrealized gains (losses) on foreign exchange hedging contracts, net of tax	-	593	(332)
Translation adjustments, net of tax	3,140	(761)	662
Comprehensive income	32,689	45,989	29,280
Repurchase of common stock	(4,672)	(4,782)	(4,059)
Balance, end of year	246,816	218,799	177,592
Total shareholders' equity	$444,564	$374,004	$265,317

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Year Ended November 30,	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 29,401	$ 46,257	$ 29,368
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	9,093	8,547	9,134
Amortization of capitalized software costs	175	243	313
Amortization of intangible assets	15,508	9,399	7,076
Stock-based compensation	22,405	2,745	3,468
Allowances for accounts receivable	1,150	648	922
Deferred income taxes	(7,219)	(5,896)	1,481
In-process research and development	900	-	2,600
Tax benefit from stock plans	1,064	17,745	4,745
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(7,224)	(5,141)	(5,516)
Other assets	(3,597)	1,628	2,105
Accounts payable and accrued expenses	(5,542)	6,281	1,339
Income taxes payable	5,091	(2,898)	(1,010)
Deferred revenue	6,710	1,072	16,163
Net cash provided by operating activities	67,915	80,630	72,188
Cash flows from investing activities:			
Purchases of investments available for sale	(310,539)	(373,963)	(204,777)
Sales and maturities of investments available for sale	341,694	280,765	228,017
Purchases of property and equipment	(21,738)	(10,909)	(10,716)
Capitalized software costs	-	-	(300)
Acquisitions, net of cash acquired and purchase price settlements	(79,288)	(31,488)	(99,320)
Decrease (increase) in other noncurrent assets	103	(2,390)	(88)
Net cash used for investing activities	(69,768)	(137,985)	(87,184)
Cash flows from financing activities:			
Issuance of common stock	12,998	55,195	21,105
Issuance of stock in subsidiary, net	-	(467)	40
Payment of long-term debt	(262)	(238)	-
Excess tax benefit from stock plans	875	-	-
Repurchase of common stock	(12,981)	(11,714)	(12,966)
Net cash provided by financing activities	630	42,776	8,179
Effect of exchange rate changes on cash	7,274	(3,462)	2,579
Net increase (decrease) in cash and equivalents	6,051	(18,041)	(4,238)
Cash and equivalents, beginning of year	40,398	58,439	62,677
Cash and equivalents, end of year	$ 46,449	$ 40,398	$ 58,439

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: Nature of Business and Summary of Significant Accounting Policies

The Company

We are a global supplier of software and services for the development, deployment, integration and management of business applications deployed in a distributed, Web-based or client/server environment. We develop, market and distribute our products to business, industry and governments worldwide. We also provide consulting, education and technical support services.

Accounting Principles

We prepare our consolidated financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation

We include our accounts and those of our subsidiaries in our consolidated financial statements. We eliminate all intercompany balances and transactions.

Foreign Currency Translation

For foreign operations with the local currency as the functional currency, we translate assets and liabilities into U.S. dollars at the exchange rate on the balance sheet date. We translate income and expense items at average rates of exchange prevailing during each period. We accumulate translation adjustments in other comprehensive income (loss), a component of shareholders' equity.

For foreign operations with the U.S. dollar as the functional currency, we translate monetary assets and liabilities into U.S. dollars at the exchange rate on the balance sheet date. We re-measure non-monetary assets and liabilities into U.S. dollars at historical exchange rates. We translate income and expense items at average rates of exchange prevailing during each period. We recognize translation adjustments currently as a component of foreign currency gain or loss.

We recognize realized and unrealized foreign currency transaction gains and losses in the consolidated statements of operations except where such transaction gains and losses arise in intercompany transactions of a long-term investment nature. In those situations, we report such movements in accumulated other comprehensive income (loss).

Revenue Recognition

We recognize revenue when earned. We recognize software license revenue upon shipment of the product or, if delivered electronically, when the customer has the right to access the software, provided that the license fee is fixed or determinable, persuasive evidence of an arrangement exists and collection is probable. We do not license our software with a right of return and generally do not license our software with conditions of acceptance. If an arrangement does contain conditions of acceptance, we defer recognition of the revenue until the acceptance criteria are met or the period of acceptance has passed. We generally recognize revenue for products distributed through application partners and distributors when sold through to the end-user.

We generally sell our software licenses with maintenance services and, in some cases, also with consulting services. For the undelivered elements, we determine vendor-specific objective evidence (VSOE) of fair value to be the price charged when the undelivered element is sold separately. We determine VSOE for maintenance sold in connection with a software license based on the amount that will be separately charged for the maintenance renewal period. We determine VSOE for consulting services by reference to the amount charged for similar engagements when a software license sale is not involved.

We generally recognize revenue from software licenses sold together with maintenance and/or consulting services upon shipment using the residual method, provided that the above criteria have been met. If VSOE of fair value for the undelivered elements cannot be established, we defer all revenue from the arrangement until the earlier of the point at which such sufficient VSOE does exist or all elements of the arrangement have been delivered, or if the only undelivered element is maintenance, then we recognize the entire fee ratably. If payment of the software license fees is dependent upon the performance of consulting services or the consulting services are essential to the functionality of the licensed software, then we recognize both the software license and consulting fees using the proportional performance method.

We recognize maintenance revenue ratably over the term of the applicable agreement. We generally recognize revenue from services, primarily consulting and customer education, as the related services are performed.

Warranty Costs

We make periodic provisions for expected warranty costs. Historically, warranty costs have been insignificant.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. We establish this allowance using estimates that we make based on factors such as the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, changes to customer creditworthiness and current economic trends.

A summary of activity in the allowances against accounts receivable is as follows:

(In thousands)

Year Ended November 30,	2006	2005	2004
Beginning balance	$ 8,639	$8,710	$8,561
Charged to costs and expenses	1,150	648	922
Write-offs and other	(1,240)	(719)	(773)
Ending balance	$ 8,549	$8,639	$8,710

Cash Equivalents and Short-Term Investments

Cash equivalents represent short-term, highly liquid investments purchased with remaining maturities of three months or less. We classify short-term investments, which consist primarily of state and municipal obligations and auction rate securities, as investments available for sale and state such investments at fair value. We include aggregate unrealized holding gains and losses as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Supplemental Cash Flow Information

In fiscal 2004, we purchased a building adjacent to our headquarters and assumed an existing mortgage of $2.4 million as part of the total purchase price of $4.7 million.

In fiscal years 2006, 2005 and 2004, we paid $17.3 million, $8.4 million and $7.9 million in income taxes, respectively. In fiscal years 2006 and 2005, we received refunds from the Internal Revenue Service of $1.3 million and $1.7 million, respectively, related to the filing of original tax returns and amended tax returns from prior years. Refunds in fiscal 2004 were insignificant.

In fiscal years 2006 and 2005, cash paid for interest on the mortgage totaled $0.2 million in each year.

In fiscal 2006, we issued 460,011 shares of our common stock in conjunction with the acquisition of Actional Corporation. The total value of these shares was $13.5 million.

In fiscal 2006, we purchased $0.9 million of property and equipment which is included in accounts payable at November 30, 2006. In fiscal years 2005 and 2004, such amounts were not significant.

Concentration of Credit Risk

Our financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, short-term investments and trade receivables. We have cash investment policies which, among other things, limit investments to investment-grade securities. We perform ongoing credit evaluations of our customers, and the risk with respect to trade receivables is further mitigated by the diversity, both by geography and by industry, of the customer base.

Fair Value of Financial Instruments

The carrying amount of our cash, accounts receivable and accounts payable approximates fair value due to the short-term nature of these instruments. We base the fair value of investments available for sale on current market value (Note 2). The carrying value of long-term debt approximates its fair value.

Property and Equipment

We record property and equipment at cost. We record property and equipment purchased in business combinations at fair values which are then treated as the current cost. We provide for depreciation and amortization on the straight-line method over the estimated useful lives of the related assets or the remaining initial or current terms of leases, whichever is shorter. Useful lives by major asset class are as follows: computer equipment and software, three to seven years; buildings and improvements, five to thirty-nine years; and furniture and fixtures, five to seven years.

Product Development Costs

We expense product development costs, other than certain software-related costs, as incurred. We capitalize certain internally generated software development costs after technological feasibility of the product has been established. We amortize such costs as a component of cost of software licenses over the estimated life of the product (generally four years) in an amount equal to the greater of the amount computed using the ratio of current revenue to total expected revenue in the product's life or the amount computed using the straight-line method. We periodically compare the unamortized costs of capitalized software to the expected future revenues for the products. If the unamortized costs exceed the expected future net realizable value, we write off the excess amount. Capitalized software costs, included in other assets, totaled $0.2 million (net of accumulated amortization of $13.6 million) at November 30, 2006 and totaled $0.4 million (net of accumulated amortization of $13.4 million) at November 30, 2005.

Goodwill, Other Intangible Assets and Long-lived Assets

Goodwill is the amount by which the cost of acquired net assets in a business acquisition exceeded the fair value of net identifiable assets on the date of purchase. For purposes of the annual impairment test, we assigned goodwill of $11.6 million to the reporting units comprising the OpenEdge segment, $57.2 million to the reporting units comprising the Enterprise Infrastructure segment and $89.1 million to the reporting unit comprising the DataDirect segment.

Under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," we evaluate goodwill or other intangible assets with indefinite useful lives for impairment annually or on an interim basis when events and circumstances arise that indicate an impairment may have occurred. To conduct these impairment tests of goodwill, we compare the fair value of a reporting unit to its carrying value. If the reporting unit's carrying value exceeds its fair value, we record an impairment loss to the extent that the carrying value of goodwill exceeds its implied fair value. We estimate the fair values of our reporting units using discounted cash flow models or valuation models. During fiscal 2006 and fiscal 2005, we completed our annual testing for impairment of goodwill and, based on those tests, concluded that no impairment of goodwill existed as of December 15, 2005 and December 15, 2004, the goodwill impairment measurement dates for fiscal 2006 and fiscal 2005, respectively.

Long-lived assets primarily include property and equipment and intangible assets with finite lives (purchased technology, capitalized software and customer-related intangibles). In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we periodically review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. We base each impairment test on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, we write down the asset to its estimated fair value based on a discounted cash flow analysis.

Stock-Based Compensation Plans

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share-Based Payment" (SFAS 123R). This statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and its related implementation guidance. SFAS 123R requires a company to measure the grant date fair value of equity awards given to employees in exchange for services and recognize that cost over the period that such services are performed. We adopted SFAS 123R on December 1, 2005 using the modified prospective transition method.

At November 30, 2006, we had three stock-based employee compensation plans, which are described more fully in Note 7. We have applied the modified prospective method in adopting SFAS 123R. Accordingly, periods prior to adoption have not been restated and are not directly comparable to periods after adoption. Under the modified prospective method, compensation cost recognized in the fiscal year ended November 30, 2006 includes (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, less estimated forfeitures, and (b) compensation cost for all share-based payments granted and vested subsequent to December 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, less estimated forfeitures.

Prior to adopting SFAS 123R, we accounted for stock-based compensation under APB 25, as permitted by SFAS 123. Under APB 25, we recorded stock-based compensation expense associated with below-market grants of stock options but generally did not otherwise record any stock-based compensation. Prior to the adoption of SFAS 123R, we presented all excess tax benefits related to stock compensation as cash flows from operating activities in the Statement of Cash Flows. SFAS 123R requires the cash flows resulting from these excess tax benefits to be classified as cash flows from financing activities. In fiscal 2006, we received a tax benefit of $1.9 million from the exercise of stock options, of which $0.9 million represented excess tax benefits and, as such, was classified as cash flows from financing activities.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123, to stock-based employee compensation in fiscal years 2005 and 2004.

(In thousands, except per share data)

Year Ended November 30,	2005	2004
Net income, as reported	$ 46,257	$ 29,368
Add: stock-based compensation included above, net of tax	1,805	2,353
Less: stock-based compensation expense determined under fair value method for all awards, net of tax	(27,888)	(11,824)
Pro forma net income	$ 20,174	$ 19,897
Earnings per share:		
Basic, as reported	$1.21	$0.82
Basic, pro forma	$0.53	$0.55
Diluted, as reported	$1.12	$0.76
Diluted, pro forma	$0.49	$0.51

We estimated the fair value of options and employee stock purchase plan (ESPP) shares granted in fiscal years 2006, 2005 and 2004 on the measurement dates using the Black-Scholes option valuation model with the following weighted average assumptions:

Year Ended November 30,	2006	2005	2004
Stock Purchase Plan:			
Expected volatility	27.2%	32.6%	35.0%
Risk-free interest rate	3.1%	2.4%	1.7%
Expected life in years	1.4	1.5	1.7
Expected dividend yield	None	None	None
Stock Options:			
Expected volatility	29.3%	32.2%	43.7%
Risk-free interest rate	4.8%	4.3%	3.6%
Expected life in years	4.8	4.8	6.4
Expected dividend yield	None	None	None

Based on the above assumptions, the weighted average estimated fair value of options granted in fiscal years 2006, 2005 and 2004 was $8.38, $11.05 and $10.06 per share, respectively. We estimate forfeitures related to option grants at an annual rate of 7% per year. We amortize the estimated fair value of options to expense over the vesting period. The weighted average estimated fair value for ESSP shares issued in fiscal years 2006, 2005 and 2004 was $6.70, $6.33 and $5.22 per share, respectively.

Other reasonable assumptions about these factors could provide different estimates of fair value. Future changes in stock price volatility, life of options, interest rates, forfeitures and dividend practices, if any, may require changes in our assumptions, which could materially affect the calculation of fair value.

Total stock-based employee compensation cost of $22.4 million is reflected in net income for fiscal 2006. The total income tax benefit recognized in our statement of operations for fiscal 2006 for share-based payments was approximately $6.6 million. Total gross unrecognized stock-based compensation expense related to unvested stock options and unvested restricted stock awards amounted to $40.8 million at November 30, 2006. The shares associated with this unrecognized expense have a weighted average remaining vesting period of 2.9 years.

Income Taxes

We provide for deferred income taxes resulting from temporary differences between the book and tax bases of assets and liabilities. We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. We have not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as these earnings have been permanently reinvested or would be principally offset by foreign tax credits. Cumulative undistributed foreign earnings were approximately $43.7 million at November 30, 2006.

Comprehensive Income (Loss)

The components of comprehensive income (loss) include, in addition to net income, unrealized gains and losses on investments, unrealized gains and losses on foreign exchange hedging contracts and foreign currency translation adjustments.

Accumulated other comprehensive loss is made up of the following components:

(In thousands)

November 30,	2006	2005
Cumulative translation adjustment, net of tax	$1,153	$(1,986)
Accumulated unrealized losses on investments, net of tax	(47)	(195)
Total accumulated comprehensive loss	$1,106	$(2,181)

New Accounting Pronouncements

We adopted, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Years Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 requires that companies utilize a dual-approach to assessing the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focused and balance sheet focused assessment. The adoption of SAB 108 had no effect on our consolidated financial statements for the year ended November 30, 2006.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will not be effective for us until December 1, 2007. Because of this timing, we have just begun to evaluate the impact of the adoption of FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating whether adoption of SFAS 157 will have an impact on our financial statements.

Note 2: Short-Term Investments

A summary of our investments available for sale by major security type at November 30, 2006 is as follows:

(In thousands)

Security Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Auction rate securities	$152,709	$ -	$ -	$152,709
State and municipal bond obligations	42,229	24	(96)	42,157
Total	$194,938	$24	$ (96)	$194,866

A summary of our investments available for sale by major security type at November 30, 2005 is as follows:

(In thousands)

Security Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Auction rate securities	$183,250	$ -	$ -	$183,250
State and municipal bond obligations	43,073	-	(301)	42,772
Total	$226,323	$ -	$(301)	$226,022

The fair value of debt securities at November 30, 2006 and 2005 by contractual maturity, is as follows:

(In thousands)	2006	2005
Due in one year or less (1)	$172,027	$210,690
Due after one year	22,839	15,332
Total	$194,866	$226,022

(1) Includes auction rate securities which are tendered for interest-rate setting purposes periodically throughout the year.

Note 3: Derivative Instruments

We record all derivatives, whether designated in hedging relationships or not, on the balance sheet at fair value. We use derivative instruments to manage exposures to fluctuations in the value of foreign currencies. Certain assets and forecasted transactions are exposed to foreign currency risk. Our objective for holding derivatives is to eliminate or reduce the impact of these exposures. We periodically monitor our foreign currency exposures to enhance the overall effectiveness of our foreign currency hedge positions. Principal currencies hedged include the euro, British pound, and Australian dollar. Options used to hedge a portion of forecasted international intercompany revenue for up to one year in the future are designated as cash flow hedging instruments. There were approximately $95 million of outstanding foreign exchange option contracts at November 30, 2006. Major U.S. multinational banks are counterparties to the option contracts. We also use forward contracts not designated as hedging instruments under SFAS 133 to hedge the impact of the variability in exchange rates on accounts receivable and collections denominated in certain foreign currencies.

The table below details outstanding forward contracts, which mature in ninety days or less, at November 30, 2006 where the notional amount is determined using contract exchange rates:

(In thousands)

Functional Currency:	Exchange Foreign Currency For U.S. Dollars (Notional Amount)	Exchange U.S. Dollars For Foreign Currency (Notional Amount)	Notional Weighted Average Exchange Rate*
Australian dollar	-	$2,645	1.28
Brazilian real	$ 868	-	2.19
Euro	-	33,979	0.76
Japanese yen	4,311	-	115.98
South African rand	140	-	7.14
U.K. pound	-	16,050	0.51
	$5,319	$52,674	

* expressed as local currency unit per U.S. dollar

The table below details outstanding forward contracts, which mature in ninety days or less, at November 30, 2005 where the notional amount is determined using contract exchange rates:

(In thousands)

Functional Currency:	Exchange Foreign Currency For U.S. Dollars (Notional Amount)	Exchange U.S. Dollars For Foreign Currency (Notional Amount)	Notional Weighted Average Exchange Rate*
Australian dollar	-	$ 799	1.35
Brazilian real	$1,617	-	2.23
Euro	-	17,306	0.85
Japanese yen	3,366	-	118.85
South African rand	2,004	-	6.54
U.K. pound	-	1,874	0.58
	$6,987	$19,979	

The fair value of outstanding forward contracts was $0.4 million and nil at November 30, 2006 and 2005, respectively.

Note 4: Property and Equipment

Property and equipment consists of the following:

(In thousands) November 30,	2006	2005
Computer equipment and software	$ 59,316	$ 57,051
Land, building and leasehold improvements	53,340	41,211
Furniture and fixtures	9,219	8,908
Total	121,875	107,170
Less accumulated depreciation and amortization	64,290	64,354
Property and equipment, net	$ 57,585	$ 42,816

Note 5: Intangible Assets and Goodwill

Intangible assets are composed of the following significant classes at November 30, 2006:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	$65,899	$19,679	$46,220
Customer-related and other	44,904	16,055	28,849
Total	$110,803	$35,734	$75,069

Intangible assets are composed of the following significant classes at November 30, 2005:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	$37,023	$11,393	$25,630
Customer-related and other	30,078	8,495	21,583
Total	$67,101	$19,888	$47,213

We amortize intangible assets assuming no expected residual value. The weighted average amortization period for all intangible assets is 6.6 years, including 6.5 years for purchased technology and 6.8 years for customer-related and other intangible assets. Amortization expense related to these intangible assets was $15.5 million, $9.4 million and $7.1 million in fiscal years 2006, 2005 and 2004, respectively. We estimate future amortization expense from intangible assets held as of November 30, 2006, to be approximately $17.2 million, $15.1 million, $13.7 million, $12.8 million and $6.3 million in fiscal years 2007, 2008, 2009, 2010 and 2011, respectively.

Changes in the carrying amount of goodwill for fiscal years 2006 and 2005 by segment are as follows:

(In thousands)

	Balance Nov. 30, 2006	Acquisitions and Purchase Accounting Adjustments	Other	Balance Nov. 30, 2005	Acquisitions and Purchase Accounting Adjustments	Other	Balance Dec. 1, 2004
OpenEdge	$ 11,561	$ -	$108	$11,453	$ 7,574	$(56)	$ 3,935
Enterprise Infrastructure	57,208	30,172	-	27,036	12,283	-	14,753
DataDirect	89,089	42,604	-	46,485	(1,957)	-	48,442
Total	$157,858	$72,776	$108	$84,974	$ 17,900	$(56)	$67,130

Other primarily represents translation adjustments related to goodwill in foreign subsidiaries.

Note 6: Earnings Per Share

We compute basic earnings per share using the weighted average number of common shares outstanding. We compute diluted earnings per share using the weighted average number of common shares outstanding plus the effect of outstanding dilutive stock options using the treasury stock method. The following table sets forth the calculation of basic and diluted earnings per share for each fiscal year:

(In thousands, except per share data)

Year Ended November 30,	2006	2005	2004
Net income	$29,401	$46,257	$29,368
Weighted average shares outstanding	40,976	38,227	36,031
Dilutive impact from outstanding stock options	2,293	3,197	2,776
Diluted weighted average shares outstanding	43,269	41,424	38,807
Basic earnings per share	$0.72	$1.21	$0.82
Diluted earnings per share	$0.68	$1.12	$0.76

Stock options to purchase approximately 2,468,000 shares, 62,000 shares and 967,000 shares of common stock were excluded from the calculation of diluted earnings per share in fiscal years 2006, 2005 and 2004, respectively, because these options were anti-dilutive.

Note 7: Shareholders' Equity

Preferred Stock

Our Board of Directors is authorized to establish one or more series of preferred stock and to fix and determine the number and conditions of preferred shares, including dividend rates, redemption and/or conversion provisions, if any, preferences and voting rights. At November 30, 2006, our Board of Directors had not established any series of preferred stock.

Common Stock

A summary of share activity is as follows:

(In thousands)

Year Ended November 30,	2006	2005	2004
Beginning balance	40,436	36,422	35,239
Shares issued	1,252	4,475	1,830
Shares repurchased	(481)	(461)	(647)
Restricted shares forfeited	(30)	-	-
Ending balance	41,177	40,436	36,422

Common Stock Repurchases

In fiscal years 2006, 2005 and 2004, we purchased and retired 481,000 shares, 461,000 shares and 647,000 shares, respectively, of our common stock for $12.9 million, $11.7 million and $13.0 million, respectively. Since beginning our stock repurchase program in 1996, we have purchased and retired 19,200,000 shares at a cost of $215.4 million.

In September 2006, our Board of Directors authorized, for the period from October 1, 2006 through September 30, 2007, the purchase of up to 10,000,000 shares of our common stock. At November 30, 2006, all of the shares of common stock remained available for repurchase under this authorization.

Stock Options

We have three shareholder-approved stock plans: the 1992 Incentive and Nonqualified Stock Option Plan (1992 Plan), the 1994 Stock Incentive Plan (1994 Plan) and the 1997 Stock Incentive Plan (1997 Plan). These plans permit the granting of stock awards to officers, members of the Board of Directors, employees and consultants. Awards under the 1992, 1994 and 1997 Plans may include stock options (both incentive and nonqualified), grants of conditioned stock, unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals and stock appreciation rights. Prior to fiscal 2005, no awards other than incentive and nonqualified stock options had been granted under the foregoing plans. The options granted prior to fiscal 2005 generally vest over five years and had terms of ten years. The options granted in fiscal years 2006 and 2005 generally vest over five years and have terms of seven years. A total of 21,540,000 shares are issuable under these plans, of which 1,241,000 shares were available for grant at November 30, 2006.

We have adopted two stock plans for which the approval of shareholders was not required: the 2002 Nonqualified Stock Plan (2002 Plan) and the 2004 Inducement Stock Plan (2004 Plan). Executive officers and members of the Board of Directors are not eligible for awards under the 2002 Plan. Awards under the 2002 Plan may include nonqualified stock options, grants of conditioned stock, unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals and stock appreciation rights. Prior to fiscal 2005, no awards other than nonqualified stock options had been granted under the 2002 Plan. The options granted prior to fiscal 2005 generally vest over five years and had terms of ten years. The options granted in fiscal years 2006 and 2005 generally vest over five years and have terms of seven years. A total of 6,500,000 shares are issuable under the 2002 Plan, of which 126,000 shares were available for grant at November 30, 2006.

We intend that the 2004 Plan be reserved for persons to whom we may issue securities as an inducement to become employed by us pursuant to the rules and regulations of the Nasdaq Global Select Market. Awards under the 2004 Plan may include nonqualified stock options, grants of conditioned stock, unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals and stock appreciation rights. No awards other than nonqualified stock options have been granted under the 2004 Plan. The options granted prior to fiscal 2005 generally vest over five years and have terms of ten years. The options granted in fiscal years 2006 and 2005 generally vest over five years and have terms of seven years. A total of 700,000 shares are issuable under the 2004 Plan, of which 202,000 shares were available for grant at November 30, 2006.

A summary of stock option activity under all plans is as follows:

(In thousands, except per share data)

	Number Of Shares	Weighted Average Exercise Price Per Share
Options outstanding, December 1, 2003	11,820	$13.57
Granted	2,466	18.91
Exercised	(1,410)	11.47
Canceled	(430)	16.28
Options outstanding, November 30, 2004	12,446	14.77
Granted	1,427	29.34
Exercised	(3,961)	12.58
Canceled	(453)	17.50
Options outstanding, November 30, 2005	9,459	17.75
Granted	1,934	24.88
Exercised	(509)	14.78
Canceled	(406)	23.19
Options outstanding, November 30, 2006	10,478	$19.00
Options exercisable, November 30, 2006	6,617	$16.54

The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding at November 30, 2006 were 5.7 years and $88.4 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable at November 30, 2006 were 5.2 years and $71.0 million, respectively.

For various exercise price ranges, characteristics of outstanding and exercisable stock options at November 30, 2006 are as follows:

(Number of shares in thousands)

	Options Outstanding			Options Exercisable	
Range of Exercise Price:	Number of Shares	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 4.71- 7.23	386	0.88	$ 6.43	386	$ 6.43
9.00-12.94	1,261	3.00	11.71	1,253	11.71
13.00-16.87	2,471	5.70	13.86	2,110	13.74
18.15-24.91	4,161	6.76	20.55	2,264	20.25
25.01-30.81	2,199	6.29	28.24	604	28.90
$ 4.71-30.81	10,478	5.74	$19.00	6,617	$16.54

At the end of fiscal years 2005 and 2004, we had 5,146,000 shares and 6,951,000 shares subject to exercisable options, respectively, with weighted average exercise prices of $15.18 and $13.02 per share, respectively.

A summary of the status of our restricted stock awards as of November 30, 2006 is as follows:

(In thousands, except per share data)

	Number of Shares	Weighted Average Grant date Fair value
Restricted stock awards nonvested, December 1, 2004	-	-
Granted	190	$30.81
Vested	(2)	30.81
Forfeited	-	-
Restricted stock awards nonvested, November 30, 2005	188	30.81
Granted	-	-
Vested	(86)	30.81
Forfeited	(30)	30.81
Restricted stock awards nonvested, November 30, 2006	72	$30.81

During fiscal years 2006, 2005 and 2004 the following activity occurred under our plans:

(In thousands)

Year Ended November 30,	2006	2005	2004
Total intrinsic value of stock options on date exercised	$6,615	$63,129	$14,366
Total fair value of restricted stock on date vested	2,670	42	-

Employee Stock Purchase Plan

The 1991 Employee Stock Purchase Plan (1991 Plan), as amended, permits eligible employees to purchase up to a maximum of 3,200,000 shares of our common stock at 85% of the lesser of the market value of such shares at the beginning of a 27-month offering period or the end of each three-month segment within such offering period. During fiscal years 2006, 2005 and 2004, we issued 283,000 shares, 324,000 shares and 419,000 shares, respectively, with weighted average purchase prices of $19.35, $16.56 and $11.77 per share, respectively, under the 1991 Plan. At November 30, 2006, approximately 263,000 shares were available and reserved for issuance under the 1991 Plan.

Repurchase of Outstanding Subsidiary Options

In fiscal 2005, we entered into an agreement and plan of merger with Sonic Software Corporation (Sonic), a Delaware corporation and our majority-owned subsidiary, and Sonic Merger Corporation, a Delaware corporation and our wholly-owned subsidiary (Merger Sub). The purpose of the merger was for us to purchase the minority-owned shares and the in-the-money, vested stock options of Sonic. The surviving corporation in the merger was Sonic, which is now a wholly-owned subsidiary. The merger agreement was unanimously approved by our board of directors as well as the boards of directors of Sonic and Merger Sub and was also approved by the requisite votes of the stockholders of Sonic and Merger Sub. We consummated the merger on August 31, 2005 immediately after execution of the merger agreement.

Pursuant to the merger agreement, we paid an aggregate of $0.6 million, recorded as a reduction in shareholders' equity, to the holders of Sonic common stock (other than us) and paid an aggregate of $2.8 million, recorded as compensation expense in the statement of operations, to Sonic employees who held vested, in-the-money options to purchase Sonic common stock. The price per share paid to the minority stockholders and the option holders of Sonic was determined by our board of directors and that of Sonic, based on a number of factors, including the receipt of a recent valuation analysis of Sonic by an independent third-party and our desire that Sonic employees perceive the merger as fair and reasonable under all of the circumstances.

Tender Offer Disclosure

We recently determined that the exercise price of some of our stock options from previous years were less than the fair market value of our common stock on the date of grant. Options determined to have been granted with an exercise price below the fair market value of our common stock on the actual grant date and vesting subsequent to December 2004 result in nonqualified deferred compensation for purposes of Section 409A of the Internal Revenue Code, and holders are subject to an excise tax on the value of the options in the year in which they vest. We have determined that options to purchase approximately 2.8 million shares of our common stock held by current and former employees may be subject to adverse tax consequences under Section 409A.

In order to mitigate the unfavorable personal tax consequences under Section 409A, we offered holders of these options the opportunity to amend their affected options. Specifically, on December 22, 2006, we commenced a tender offer in which we offered to amend the affected options to increase the exercise price to the fair market value of our common stock on the revised grant date, and to give the option holders (excluding certain executive officers and employees) a cash payment, to be paid in increments on certain dates in fiscal years 2008 through 2010, for the increase in the exercise price. The tender offer is expected to be completed by the end of February 2007.

We have also entered into option amendment agreements containing similar terms with a limited number of individuals for whom the deadline for such an amendment was December 31, 2006. We will account for the impact of the tender offer and these option amendment agreements as a stock option modification under SFAS 123R and will recognize additional stock-based compensation expense, with a corresponding offset to additional paid-in capital, over the vesting period of the modified options. We will record a liability for the present value of the expected cash payments, with a corresponding reduction in additional paid-in capital, and recognize interest expense through the period up to each payment date.

Note 8: Retirement Plan

We maintain a retirement plan covering all U.S. employees under Section 401(k) of the Internal Revenue Code. Our contributions to the plan are at the discretion of our Board of Directors. Such contributions totaled approximately $5.3 million, $4.7 million and $4.2 million for fiscal years 2006, 2005 and 2004, respectively.

Note 9: Income Taxes

The components of pretax income are as follows:

(In thousands)

Year Ended November 30,	2006	2005	2004
United States	$28,613	$50,110	$33,336
Non-U.S.	16,970	12,939	9,921
Total	$45,583	$63,049	$43,257

The provisions for income taxes are comprised of the following:

(In thousands)

Year Ended November 30,	2006	2005	2004
Current:			
Federal	$15,265	$ 20,829	$ 6,432
State	2,564	1,876	1,567
Foreign	6,827	5,106	4,409
Total current	24,656	27,811	12,408
Deferred:			
Federal	(6,622)	(10,902)	1,341
State	(947)	117	848
Foreign	(905)	(234)	(708)
Total deferred	(8,474)	(11,019)	1,481
Total	$16,182	$ 16,792	$13,889

The tax effects of significant items comprising our deferred taxes are as follows:

(In thousands)

November 30,	2006	2005
Deferred tax assets:		
Accounts receivable	$ 2,538	$ 2,133
Other current assets	582	588
Capitalized research costs	7,540	8,065
Accrued compensation	1,185	1,009
Accrued liabilities and other	6,719	6,085
Deferred revenue	1,640	1,893
Stock-based compensation	5,221	-
Tax credit and loss carryforwards	27,648	23,110
Gross deferred tax assets	53,073	42,883
Valuation allowance	(6,224)	(5,343)
Total deferred tax assets	46,849	37,540
Deferred tax liabilities:		
Goodwill	(4,287)	(2,833)
Depreciation and amortization	(13,784)	(1,466)
Total deferred tax liabilities	(18,071)	(4,299)
Total	$ 28,778	$33,241

The valuation allowance primarily applies to net operating and capital loss carryforwards where realization is not assured. The change in the valuation allowance of ($0.9) million and ($4.5) million in fiscal years 2006 and 2005, respectively, primarily related to the creation or acquisition of net operating and capital loss carryforwards. Of the total valuation allowance at November 30, 2006, we would credit goodwill for $5.2 million if we reversed such valuation allowances upon utilization of the balances related to net operating losses obtained in acquisitions.

At November 30, 2006, we had net operating loss carryforwards of $46.2 million expiring on various dates through 2025 and $18.6 million that may be carried forward indefinitely. The increase in net operating loss carryforwards in fiscal 2006 was primarily due to carryforwards of approximately $15.8 million acquired as part of the acquisition of NEON. We have tax credit carryforwards of approximately $5.4 million, which are subject to limitations on their utilization. Approximately $0.3 million of these tax credit carryforwards are not currently subject to expiration dates. The remainder, approximately $5.1 million, expires in various fiscal years between 2015 and 2025.

A reconciliation of the U.S. federal statutory rate to the effective tax rate is as follows:

Year Ended November 30,	2006	2005	2004
Tax at U.S. federal statutory rate	35.0%	35.0%	35.0%
Foreign rate differences	1.1	0.7	0.9
Extraterritorial income exclusion	(3.3)	(3.4)	(5.2)
State income taxes, net	2.3	2.1	2.8
Research credits	-	(0.6)	(2.4)
Tax-exempt interest	(4.9)	(2.3)	(1.5)
Adjustment related to previously established tax reserve	-	(6.0)	-
Nondeductible stock-based compensation	3.8	-	-
Other	1.5	1.1	2.5
Total	35.5%	26.6%	32.1%

During fiscal 2005, the IRS completed an examination of our United States income tax returns for fiscal years through 2002. The provision for taxes in fiscal 2005 included a tax benefit of $3.8 million resulting from the reversal of accruals for estimated income tax liabilities that were no longer required. The IRS is currently examining our United States income tax returns for fiscal 2004.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Note 10: Long-term Debt, Commitments and Contingencies

Long-term Debt

In connection with the purchase of a building adjacent to our headquarters building, we were required to assume the existing mortgage under the terms of the agreement. The mortgage, secured by the building, had a remaining principal balance of $2.4 million with a fixed annual interest rate of 8.05% at the time of the purchase. We may repay the entire outstanding balance at any time, subject to a potential penalty based on interest rates in effect at that time. The final payment is due in June 2012. Future principal and interest payments are as follows:

(In thousands)

	Principal	Interest
2007	$ 281	$146
2008	305	122
2009	330	97
2010	358	69
2011	388	39
Thereafter	276	9
Total	$1,938	$482

Leasing Arrangements

We lease certain facilities and equipment under non-cancelable operating lease arrangements. Future minimum rental payments under these leases are as follows at November 30, 2006:

(In thousands)	
2007	$10,526
2008	7,160
2009	5,358
2010	3,539
2011	2,663
Thereafter	2,401
Total	$31,647

Total rent expense under operating lease arrangements was approximately $11.0 million, $9.4 million and $9.5 million in fiscal years 2006, 2005 and 2004, respectively.

Guarantees and Indemnification Obligations

We include standard intellectual property indemnification provisions in our licensing agreements in the ordinary course of business. Pursuant to our product license agreements, we will indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally business partners or customers, in connection with certain patent, copyright or other intellectual property infringement claims by third parties with respect to our products. Other agreements with our customers provide indemnification for claims relating to property damage or personal injury resulting from the performance of services by us or our subcontractors. Historically, our costs to defend lawsuits or settle claims relating to such indemnity agreements have been insignificant. Accordingly, the estimated fair value of these indemnification provisions is immaterial.

Litigation

On June 23, 2006, we received written notice that the Boston, Massachusetts office of the Securities and Exchange Commission is conducting an informal inquiry into our option-granting practices during the period December 1, 1995 through November 30, 2002. The informal inquiry was expanded to cover periods through the present. The SEC has requested testimony from certain of our officers and documents relating to our stock option practices for the period under investigation. We have produced responsive documents and are in the process of producing additional documents. On December 19, 2006, the Securities and Exchange Commission informed us that it had issued a formal order of investigation into our option-granting practices during the period December 1, 1995 through November 30, 2002. We are unable to predict accurately what consequences may arise from the SEC investigation. We have already incurred, and expect to continue to incur, significant legal and accounting expenses arising from the inquiry. The inquiry could also divert the attention of our management and harm our business. If the SEC institutes legal action, we could face significant fines and penalties and be required to take remedial actions determined by the SEC or a court. Although we have filed certain restated financial statements that we believe correct the accounting errors arising from our past option-granting practices, the filing of those financial statements did not resolve the pending SEC inquiry. The SEC has not reviewed our restated financial statements, and any future review could lead to further restatements or other modifications of our financial statements.

On August 17, 2006, a derivative complaint styled *Arkansas Teacher Retirement System, Derivatively on Behalf of Progress Software Corporation, v. Joseph Alsop et al.* was filed in the United States District Court for the District of Massachusetts by a party identifying itself as one of our shareholders purporting to act on our behalf against our directors and certain of our present and former officers. We are also named as a nominal defendant. On November 30, 2006, the plaintiff filed an amended complaint. The complaint alleges violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, breaches of fiduciary duty, aiding and abetting breaches of fiduciary duty and unjust enrichment arising from an alleged option backdating scheme. The complaint seeks monetary damages, restitution, disgorgement, rescission of stock options, punitive damages and other relief. A motion to dismiss the derivative complaint has been filed and is pending. One additional derivative complaint has been filed in state court in Massachusetts and additional lawsuits, including purported class actions and additional derivative actions, may be filed in state or federal court based upon allegations substantially similar to those described in this federal complaint or otherwise relating to the Company's option grant practices. The ultimate outcome of these complaints could have a material adverse effect on our results of operations. We expect to incur additional legal expenses arising from the derivative actions, which may be significant, including the advancement of legal expenses to our directors and officers in connection with the derivative actions. We have certain indemnification obligations to our directors and officers, and the outcome of the derivative or any other litigation may require that we indemnify some or all of our directors and officers for expenses they may incur in defending the litigation and other losses.

We are subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on our consolidated financial position or results of operations.

Note 11: Business Segments and International Operations

At the end of fiscal 2006, we reorganized our business into five operating units. Our principal operating unit conducts business as the OpenEdge Division. The OpenEdge Division (OED) provides the Progress® OpenEdge platform, a set of development and deployment technologies, including the OpenEdge RDBMS, one of the leading embedded databases, for building business applications. Another significant operating unit, the Enterprise Infrastructure Division (EID) is responsible for the development, marketing and sales of our Sonic, Actional, DataXtend (which includes DataXtend Semantic Integrator, formerly Pantero) and ObjectStore product lines. It combines the former Sonic Software and Real Time divisions. The third significant operating unit, DataDirect Technologies, provides standards-based data connectivity software. DataDirect Technologies includes the product lines obtained as part of the NEON and OpenAccess acquisitions. Our other two operating units include: the Apama Division and the EasyAsk Division.

Segment information, as restated, is presented in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon our internal organization and disclosure of revenue and operating income based upon internal accounting methods. Our chief decision maker is our Chief Executive Officer.

Based upon the aggregation criteria for segment reporting, we have three reportable segments: the OpenEdge segment, which primarily includes the OED and EasyAsk Division, the Enterprise Infrastructure segment, which includes the EID and Apama Division, and the DataDirect segment. We do not manage our assets, capital expenditures, interest income or provision for income taxes by segment. We manage such items on a company basis.

The following table sets forth our revenue and income from operations from our reportable segments for fiscal years 2006, 2005 and 2004:

(In thousands)

Year Ended November 30,	2006	2005	2004
Revenue:			
OpenEdge	$334,541	$318,921	$296,530
Enterprise Infrastructure	59,117	55,346	39,912
DataDirect	62,316	36,106	28,668
Reconciling items	(8,911)	(4,997)	(2,448)
Total	$447,063	$405,376	$362,662
Income (loss) from operations:			
OpenEdge	$123,425	$113,480	$ 97,114
Enterprise Infrastructure	(29,068)	(26,716)	(29,049)
DataDirect	3,345	(1,063)	(856)
Reconciling items	(56,759)	(25,751)	(24,795)
Total	$ 40,943	$ 59,950	$ 42,414

Amounts included under reconciling items represent intersegment sales, which are accounted for as if sold under an equivalent arms-length basis arrangement, amortization of acquired intangibles, compensation expenses for the repurchase of subsidiary stock options, stock-based compensation, acquisition-related expenses and certain unallocated administrative expenses.

Total revenue by significant product line, regardless of which segment generated the revenue, is as follows:

(In thousands) Year Ended November 30,	2006	2005	2004
DataDirect	$ 61,891	$ 35,680	$ 28,243
Enterprise Infrastructure	68,648	61,453	44,764
Progress OpenEdge and other	316,524	308,243	289,655
Total	$447,063	$405,376	$362,662

Our revenues are derived from licensing our products, and from related services, which consist of maintenance and consulting and education. Information relating to revenue from external customers by revenue type is as follows:

(In thousands) Year Ended November 30,	2006	2005	2004
Software licenses	$175,845	$156,846	$140,462
Maintenance	230,072	212,290	189,072
Consulting and education	41,146	36,240	33,128
Total	$447,063	$405,376	$362,662

Revenue attributed to North America includes shipments to customers in the United States and Canada and licensing to certain multinational organizations. Revenue from Europe, Middle East and Africa (EMEA), Latin America and Asia Pacific includes shipments to customers in each region, not including certain multinational organizations, plus export shipments into each region that are billed from the United States. Information relating to revenue from external customers from different geographical areas is as follows:

(In thousands) Year Ended November 30,	2006	2005	2004
North America	$203,265	$176,015	$153,730
EMEA	196,104	185,039	170,870
Latin America	24,346	21,624	16,574
Asia Pacific	23,348	22,698	21,488
Total	$447,063	$405,376	$362,662

Revenue from the United Kingdom totaled $64.1 million, $56.5 million and $51.6 million for fiscal years 2006, 2005 and 2004, respectively. No other country outside of the United States accounted for more than 10% of our consolidated total revenue in any year presented. Long-lived assets totaled $56.4 million, $39.8 million and $37.9 million in the United States and $6.6 million, $6.0 million and $5.3 million outside of the United States at the end of fiscal years 2006, 2005 and 2004, respectively. No individual country outside of the United States accounted for more than 10% of our consolidated long-lived assets.

Note 12: Business Combinations

Fiscal 2006 Transactions:

On January 20, 2006, we acquired for a combination of cash and stock, through a wholly-owned subsidiary, the stock of Actional Corporation (Actional) for an aggregate purchase price of approximately $29.2 million, net of cash acquired. Actional is a leading provider of Web services management software for visibility and run-time governance of distributed IT systems in a service-oriented architecture.. The purpose of the acquisition was to broaden the product offerings within our Enterprise Infrastructure Division. Upon the closing of the transaction, Actional became part of our Enterprise Infrastructure operating unit. We accounted for the acquisition as a purchase, and accordingly, we included the results of operations of Actional in our operating results from the date of acquisition. Transaction costs related to this acquisition totaled $0.5 million of direct acquisition costs. We paid approximately $15.7 million of the purchase price in cash from available funds with the remainder approximating $13.5 million being paid through the issuance of 460,011 shares of our common stock.

On January 30, 2006, we acquired, through a wholly-owned subsidiary, approximately 91% of the outstanding shares of common stock of NEON Systems, Inc. (NEON), and we acquired the remaining outstanding shares of common stock of NEON on February 2, 2006. The aggregate purchase price of the acquisition was approximately $51.9 million, net of cash acquired. The purchase price also included the value of in-the-money stock options and warrants. NEON is a provider of mainframe integration products and services. The purpose of the acquisition was to broaden the product offerings of DataDirect. Upon the closing of the transaction, NEON became part of our DataDirect operating unit. We accounted for the acquisition as a purchase, and accordingly, we included the results of operations of NEON in our operating results from January 30, 2006, the date of acquisition. Transaction costs related to this acquisition included $0.7 million of expenses related to a facilities closure and $0.8 million of direct acquisition costs. We paid the purchase price in cash from available funds.

On June 19, 2006, we acquired, through a wholly-owned subsidiary, the stock of Pantero Corporation for an aggregate purchase price of approximately $5.7 million, net of cash acquired. Pantero is a provider of technology for validating business data in integration projects. The purpose of the acquisition was to broaden the product offerings within our Enterprise Infrastructure Division. Upon the closing of the transaction, Pantero became part of our Enterprise Infrastructure operating unit. We accounted for the acquisition as a purchase, and accordingly, we included the results of operations of Pantero in our operating results from June 19, 2006, the date of acquisition. Transaction costs related to this acquisition included $0.1 million of direct acquisition costs. We paid the purchase price in cash from available funds.

On November 6, 2006, we acquired, through a wholly-owned subsidiary, the stock of OpenAccess Software Inc. for an aggregate purchase price of $6.0 million, net of cash acquired. Open Access is a provider of development toolkits for rapid development of ODBC and JDBC drivers as well as ADO.NET and OLE DB providers. The purpose of the acquisition was to broaden the product offerings of DataDirect. Upon the closing of the transaction Open Access became part of our DataDirect operating unit. We accounted for the acquisition as a purchase, and accordingly, we included the results of operations of OpenAccess in our operating results from November 6, 2006, the date of acquisition. We paid the purchase price in cash from available funds.

Acquisition-related expenses for fiscal 2006 include $0.9 million of expenses for retention bonuses to Apama and EasyAsk employees who joined us in fiscal 2005 and $0.9 million of in-process research and development from the acquisition of NEON, which was expensed when the acquisition was consummated because the technological feasibility of several products under development at the time of the acquisition had not been achieved and no alternate future uses had been established. Research and development costs to bring the acquired products to technological feasibility are not expected to have a material impact on our future results of operations or cash flows. The value of in-process research and development was determined based on an appraisal from an independent third party.

For all acquisitions we obtained valuations from independent appraisers for the amounts assigned to intangible assets. The preliminary allocation of the purchase prices as of November 30, 2006 was as follows:

(In thousands)	Total	Life (in years)
Assets and liabilities, including cash	$ 6,366	
Acquired intangible assets	41,859	1 to 10 years
Goodwill (not deductible for tax purposes)	72,759	
In-process research and development	900	
Deferred tax liabilities	(9,669)	
Total purchase price	112,215	
Less: cash acquired	(19,416)	
Less: stock issuance	(13,511)	
Net cash paid	$79,288	

Pro forma financial information has not been presented, as the historical operations of Actional, NEON, Pantero and OpenAccess are not significant to our consolidated financial statements.

Fiscal 2005 Transactions:

In fiscal 2005, we paid a total of $31.5 million for acquisitions, net of the cash acquired and net of a settlement related to a previous acquisition resulting in a purchase price adjustment and return of funds to us of approximately $2 million. The settlement was recorded as a decrease to goodwill.

On May 12, 2005, we acquired, through a wholly-owned subsidiary, substantially all of the assets and assumed certain liabilities of EasyAsk, Inc. (EasyAsk) for an aggregate purchase price of approximately $9.0 million, net of cash acquired. EasyAsk is a provider of natural language question/answer solutions. The purpose of the acquisition was to broaden our product offerings. Prior to the acquisition, we held a minority interest in EasyAsk, whose chairman was a member of our Board of Directors until the closing of the purchase agreement. EasyAsk is included within the Application Development and Deployment segment. Transaction costs related to this acquisition included $0.4 million of expenses related to excess facilities space and $0.2 million of direct acquisition costs. In addition, we paid a total of $0.5 million in retention payments to EasyAsk employees who joined us and met certain employment criteria. We recognized compensation expense associated with these payments ratably over the related twelve-month service period. We accounted for the acquisition as a purchase, and accordingly, we included the results of operations for EasyAsk in our operating results from the date of acquisition. We paid the purchase price in cash from available funds.

On April 6, 2005, we acquired the stock of Apama, Inc. (Apama) for an aggregate purchase price of approximately $24.7 million, net of cash acquired. Apama is a provider of event stream processing software focused on the financial services industry. The purpose of the acquisition was to expand the product set of the Real Time operating unit. Upon the closing of the transaction, Apama became part of the Progress Real Time Division. Transaction costs related to this acquisition totaled $0.6 million of direct acquisition costs. In addition, we paid a total of $4.0 million in retention payments to Apama employees who joined us and met certain employment criteria. We recognized compensation expense ratably over the service period associated with each payment. We accounted for the acquisition as a purchase, and accordingly, we included the results of operations for Apama in our operating results from the date of acquisition. We paid the purchase price in cash from available funds.

Acquisition-related expenses for fiscal 2005 totaling $3.4 million include expenses for retention bonuses to Apama and EasyAsk employees who joined us of $4.0 million, of which $2.0 million is attributable to sales and marketing, $1.6 million is attributable to product development, and $0.4 million is attributable to general and administrative, partially offset by a credit of $0.6 million for settlement of pre-acquisition assets and liabilities related to a previous acquisition.

For both acquisitions, we obtained valuations from independent appraisers for the amounts assigned to intangible assets. The final allocation of the purchase prices as of November 30, 2005 is as follows:

(In thousands)

	Total	Life (in years)
Assets and liabilities, including cash	$ 560	
Acquired intangible assets	17,500	1 to 10 years
Goodwill ($16,087 not deductible for tax purposes)	24,037	
Deferred income taxes	(4,726)	
Total purchase price	37,371	
Less: cash acquired	(3,383)	
Less: existing investment in EasyAsk held by us	(300)	
Net cash paid	$33,688	

Fiscal 2004 Transactions:

On November 5, 2004, we acquired the stock of Persistence Software, Inc. (Persistence), a provider of data caching software for an aggregate purchase price, net of cash acquired, of approximately $11.8 million. The acquisition was accounted for as a purchase, and accordingly, the results of operations of Persistence are included in our operating results from the date of acquisition. The purpose of the acquisition was to expand the product set of the Real Time operating unit. We structured the acquisition as a merger of a wholly owned subsidiary of ours with and into Persistence. Pursuant to the terms of the acquisition, each outstanding share of Persistence common stock was converted into the right to receive $5.70 in cash, without interest. In addition, as a result of the acquisition, holders of exercisable options and warrants to purchase

Persistence common stock with an exercise price of less than $5.70 per share were entitled to receive a cash payment equal to the number of shares of Persistence common stock subject to such option or warrant multiplied by the amount by which $5.70 exceeded the exercise price per share of such option or warrant. Direct transaction costs related to the acquisition totaled $0.3 million. We accounted for the acquisition as a purchase, and accordingly, we included the results of operations for Persistence in our operating results from the date of acquisition. We paid the purchase price in cash from available funds. In fiscal 2005, we adjusted the allocation of the purchase price by reducing goodwill by $3.8 million to reflect an additional tax benefit not contemplated in the original allocation. The allocation of the purchase price is as follows:

(In thousands)

	Total	Life (in years)
Assets and liabilities, including cash	$ 1,913	
Deferred income taxes	7,331	
Acquired intangible assets	4,207	1 to 6 years
Goodwill (not deductible for tax purposes)	2,557	
Total purchase price	16,008	
Less: cash acquired	(4,208)	
Net cash paid	$11,800	

On December 23, 2003, we acquired, through a wholly owned subsidiary, substantially all of the assets and certain subsidiaries and assumed certain liabilities of DataDirect Technologies Limited (DataDirect), a private company incorporated under the laws of Ireland, for an aggregate purchase price of approximately $87.5 million, net of cash acquired. The purpose of the acquisition was to expand the breadth of our product sets. DataDirect is a provider of standards-based software for data connectivity. Direct transaction costs related to the acquisition totaled $0.7 million. We accounted for the acquisition as a purchase, and accordingly, we included the results of operations of DataDirect in our operating results from the date of acquisition. We paid the purchase price in cash from available funds.

We expensed acquired in-process research and development (IPR&D) of $2.6 million when the acquisition was consummated because the technological feasibility of several products under development at the time of the acquisition had not been achieved and no alternate future uses had been established. We used an independent appraiser to calculate the amounts allocated to assets and liabilities acquired, including intangible assets and IPR&D. The allocation of the purchase price is as follows:

(In thousands)

	Total	Life (in years)
Assets and liabilities, including cash	$ 6,045	
Acquired intangible assets	35,870	1 to 10 years
Goodwill (deductible for tax purposes)	48,817	
In-process research and development	2,600	
Total purchase price	93,332	
Less: cash acquired	(5,812)	
Net cash paid	$87,520	

In connection with certain of the above acquisitions, we established reserves for exit costs related to facilities closures and related costs and employee severance. The amounts included under cash disbursements are net of proceeds received from subrental agreements. A summary of activity is as follows:

(In thousands)

	Facilities Closures and Related Costs	Employee Severance and Related Benefits	Total
Balance, December 1, 2003	$ 4,375	-	$ 4,375
Establishment of reserve related to DataDirect	-	$ 281	281
Cash disbursements	(2,023)	(281)	(2,304)
Balance, November 30, 2004	2,352	-	2,352
Establishment of reserve related to EasyAsk	376	-	376
Cash disbursements	(930)	-	(930)
Balance, November 30, 2005	1,798	-	1,798
Establishment of reserve related to Actional	-	277	277
Establishment of reserve related to Neon	657	-	657
Establishment of reserve related to Pantero	-	113	113
Cash disbursements	(891)	(390)	(1,281)
Balance, November 30, 2006	$ 1,564	$ -	$ 1,564

We will complete all payments related to facilities closures and related costs by fiscal 2015.

Note 13: Selected Quarterly Financial Data (unaudited)

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006:				
Revenue	$103,921	$109,586	$111,362	$122,194
Gross profit	85,956	90,651	92,029	101,640
Income from operations	8,270	11,007	12,187	9,479
Net income	5,909	7,718	8,870	6,904
Diluted earnings per share	0.14	0.18	0.21	0.16
2005:				
Revenue	$97,722	$100,209	$99,488	$107,957
Gross profit	80,466	83,172	82,640	90,054
Income from operations	13,258	16,355	11,765	18,572
Net income	8,546	11,558	12,595	13,558
Diluted earnings per share	0.22	0.28	0.30	0.32

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

Our management, including the chief executive officer and the chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The management of Progress Software Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of November 30, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment we believe that, as of November 30, 2006, our internal control over financial reporting is effective based on these criteria.

Management's assessment of the effectiveness of its internal control over financial reporting as of November 30, 2006 has been attested to by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(c) Changes in internal control over financial reporting

We previously reported a material weakness in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), which was described in Item 9A and Management's Report on Internal Control Over Financial Reporting in our Annual Report on Form 10-K/A for the fiscal year ended November 30, 2005, which we filed on December 18, 2006. A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

During the first three quarters of the year ended November 30, 2006, we reported on Form 10-Q/A and Form 10-Q significant changes made to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to address our previously reported material weakness. During the fourth quarter, management completed testing to assess the effectiveness of its remedial measures and based on that testing has concluded in the fourth quarter that the previously reported material weakness no longer constitutes a material weakness as of November 30, 2006.

A discussion of the changes reported on Form 10-Q/A and Form 10-Q in previous quarters and their impact on our previously reported material weakness is included below. The following previously reported material weakness no longer constitutes a material weakness as of November 30, 2006:

Accounting for Stock Options and Stock Option Grant Practices - We completed our remediation of the aforementioned material weakness in our internal control over financial reporting; we revised our stock option grant practices. The revised grant process includes, among other things, fixed grant dates during the year, review by the Compensation Committee of a preliminary grant list in advance of the fixed grant date and a final approval by the Compensation Committee of the final list of grant recipients on the fixed grant date. Additionally, our management has corrected its understanding of the accounting principles included in APB 25 and as a result, our previous accounting for stock-based compensation has been corrected in the restated consolidated financial statements.

During the fourth quarter of 2006, management concluded that the remedial measures described above were sufficient such that accounting for stock options and stock option grant practices no longer constituted a material weakness as of November 30, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Progress Software Corporation
Bedford, Massachusetts

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Progress Software Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of November 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of November 30, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended November 30, 2006 of the Company and our report dated February 13, 2007 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 13, 2007

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information regarding executive officers set forth under the caption "Executive Officers of the Registrant" in Item 1 of this Annual Report is incorporated herein by reference.

The information required by this Item 10 is incorporated by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2007, which will be filed with the Securities and Exchange Commission (SEC) not later than 120 days after November 30, 2006.

The information regarding our code of ethics and audit committee required by this Item 10 is incorporated by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2007, which will be filed with the SEC not later than 120 days after November 30, 2006.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2007, which will be filed with the SEC not later than 120 days after November 30, 2006.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 is incorporated by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2007, which will be filed with the SEC not later than 120 days after November 30, 2006.

Information related to securities authorized for issuance under equity compensation plans as of November 30, 2006 is as follows:

(In thousands, except per share data)

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance
Equity compensation plans approved by shareholders (1)	5,705 (2)	$17.08	1,241 (3)
Equity compensation plans not approved by shareholders (4)	4,773	21.30	329
Total	10,478	$19.00	1,570

(1) Consists of the 1992 Incentive and Nonqualified Stock Option Plan, 1994 Stock Incentive Plan, 1997 Stock Incentive Plan, and 1991 Employee Stock Purchase Plan (ESPP).
(2) Does not include purchase rights accruing under the ESPP because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.
(3) Includes shares available for future issuance under the ESPP.
(4) Consists of the 2002 Nonqualified Stock Plan and the 2004 Inducement Plan described below.

We have adopted two equity compensation plans, the 2002 Nonqualified Stock Plan (2002 Plan) and the 2004 Inducement Stock Plan (2004 Plan), for which the approval of shareholders was not required. We intend that the 2004 Plan be reserved for persons to whom we may issue securities as an inducement to become employed by us pursuant to the rules and regulations of the Nasdaq Global Select Market. Executive officers and members of the Board of Directors are not eligible for awards under the 2002 Plan. An executive officer or director would be eligible to receive an award under the 2004 Plan only as an inducement to join us. Awards under the 2002 Plan and the 2004 Plan may include nonqualified stock options, grants of conditioned stock, unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals and stock appreciation rights. A total of 7,200,000 shares are issuable under the two plans.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is incorporated by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2007, which will be filed with the SEC not later than 120 days after November 30, 2006.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated by reference to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2007, which will be filed with the SEC not later than 120 days after November 30, 2006.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents Filed as Part of this Form 10-K

1. Financial Statements (included in Item 8 of this report on Form 10-K):

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of November 30, 2006 and 2005
- Consolidated Statements of Operations for the years ending November 30, 2006, 2005 and 2004
- Consolidated Statements of Shareholders' Equity for the years ending November 30, 2006, 2005 and 2004
- Consolidated Statements of Cash Flows for the years ending November 30, 2006, 2005 and 2004
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Financial statement schedules are omitted as they are either not required or the information is otherwise included.

(b) Exhibits

Documents listed below, except for documents followed by parenthetical numbers, are being filed as exhibits. Documents followed by parenthetical numbers are not being filed herewith and, pursuant to Rule 12b-32 of the General Rules and Regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the Act), reference is made to such documents as previously filed as exhibits with the SEC. Our file number under the Act is 0-19417.

2.1	Agreement and Plan of Merger dated as of October 18, 2002 among Progress Software Corporation, Chopin Merger Sub, Inc. and eXcelon Corporation (1)
2.2	Purchase Agreement dated as of December 5, 2003 by and among Progress Software Corporation, Diamond Acquisition Corp. and DataDirect Technologies Limited (2)
2.3	Agreement and Plan of Merger dated as of April 6, 2005 by and among Progress Software Corporation, PSC Merger Corp., Apama Inc., and certain stockholders of Apama Inc. (3)

2.4	Agreement and Plan of Merger dated August 31, 2005 by and among Progress Software Corporation, Sonic Software Corporation and Sonic Merger Corporation (4)
	(5)
2.5	Agreement and Plan of Merger dated as of January 18, 2006 by and among Progress Software Corporation, ACTC Acquisition Corp., Actional Corporation, certain stockholders of Actional Corporation and Standish O'Grady, as the Company Stockholder Representative (5)
3.1	Restated Articles of Organization, as amended (6)
3.2	By-Laws, as amended and restated (7)
4.1	Specimen Certificate for the Common Stock (8)
10.1.1*	1991 Employee Stock Purchase Plan, as amended and restated (9)
10.1.2*	Amendment to 1991 Employee Stock Purchase Plan, as amended (10)
10.2*	1992 Incentive and Nonqualified Stock Option Plan (11)
10.3*	1994 Stock Incentive Plan (12)
10.4*	1997 Stock Incentive Plan, as amended and restated (13)
10.5*	Employee Retention and Motivation Agreement executed by each of the Executive Officers (14)
10.6*	First Amendment to Employee Retention and Motivation Agreement executed by each of the Executive Officers (15)
10.7*	2002 Nonqualified Stock Plan (16)
10.8*	2004 Inducement Stock Plan (17)
10.9	Written offer of employment with Larry R. Harris dated April 29, 2005 (18)
10.10*	Letter Agreement dated November 15, 2005 with Joseph W. Alsop regarding Fiscal 2005 Stock option grant (19)
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
31.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 – Joseph W. Alsop
31.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 – Norman R. Robertson
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Agreement and Plan of Merger dated as of September 26, 2004 by and among Progress Software Corporation, PSI Acquisition Sub, Inc. and Persistence Software, Inc. (20)
99.2	Asset Purchase Agreement dated as of April 29, 2005 by and among Progress Development Corporation, EasyAsk, Inc. and Sigma Partners LLP, as indemnification representative (21)
99.3	Agreement and Plan of Merger dated as of December 19, 2005 by and among Progress Software Corporation, Noble Acquisition Corporation and NEON Systems, Inc. (22)

---

(1) Incorporated by reference to Exhibit 1 of Schedule 13D filed October 28, 2002.

(2) Incorporated by reference to Exhibit 2.1 of Form 8-K filed January 7, 2004.

(3) Incorporated by reference to Exhibit 2.1 of Form 8-K filed April 12, 2005.

(4) Incorporated by reference to Exhibit 2.1 of Form 8-K filed September 7, 2005.

(5) Incorporated by reference to Exhibit 2.1 of Form 8-K filed January 23, 2006.

(6) Incorporated by reference to Exhibit 3.1 of Form 8-K filed May 1, 2006.

(7) Incorporated by reference to Exhibit 3.2 of Form 8-K filed May 1, 2006.

(8) Incorporated by reference to Exhibit 4.1 of Form 8-K filed May 1, 2006.

(9) Incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended May 31, 1998.

(10) Incorporated by reference to Exhibit 99.1 to our Form 8-K filed September 11, 2006.

(11) Incorporated by reference to Exhibit 10.12 to our Quarterly Report on Form 10-Q for the quarter ended May 31, 1992.

(12) Incorporated by reference to Exhibit 10.16 to our Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.

(13) Incorporated by reference to Annex A to our Proxy Statement for our 2006 Annual Meeting of Shareholders filed March 20, 2006.

(14) Incorporated by reference to Exhibit 10.10 to our Annual Report on Form 10-K for the fiscal year ended November 30, 1998.

(15) Incorporated by reference to Exhibit 10.10.1 to our Quarterly Report on Form 10-Q for the quarter ended August 31, 1999.

(16) Incorporated by reference to Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended May 31, 2002.

(17) Incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

(18) Incorporated by reference to Exhibit 10.1 of Form 8-K filed May 5, 2005.

(19) Incorporated by reference to Exhibit 10.1 of Form 8-K filed November 21, 2005.

(20) Incorporated by reference to Exhibit 99.1 of Form 8-K filed September 27, 2004.

(21) Incorporated by reference to Exhibit 99.1 of Form 8-K filed May 5, 2005.

(22) Incorporated by reference to Exhibit 99.1 of Form 8-K filed December 22, 2005.

* Management contract or compensatory plan or arrangement in which an executive officer or director of PSC participates

(c) Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown on the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 13th day of February, 2007.

PROGRESS SOFTWARE CORPORATION

By: /s/ JOSEPH W. ALSOP
Joseph W. Alsop
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOSEPH W. ALSOP Joseph W. Alsop	Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2007
/s/ NORMAN R. ROBERTSON Norman R. Robertson	Senior Vice President, Finance and Administration and Chief Financial Officer (Principal Financial Officer)	February 13, 2007
/s/ DAVID H. BENTON, JR. David H. Benton, Jr.	Vice President and Corporate Controller (Principal Accounting Officer)	February 13, 2007
/s/ ROGER J. HEINEN, JR. Roger J. Heinen, Jr.	Director	February 13, 2007
/s/ CHARLES F. KANE Charles F. Kane	Director	February 13, 2007
/s/ MICHAEL L. MARK Michael L. Mark	Director	February 13, 2007
/s/ SCOTT A. MCGREGOR Scott A. McGregor	Director	February 13, 2007
/s/ AMRAM RASIEL Amram Rasiel	Director	February 13, 2007

WORLDWIDE AND NORTH AMERICAN HEADQUARTERS
Progress Software Corporation
14 Oak Park
Bedford, MA 01730 USA
Tel: +1 781 280-4000
Fax: +1 781 280-4095

ASIA/PACIFIC HEADQUARTERS
Progress Software PTY.LTD
Level 2, 194 Miller Street
North Sydney, NSW 2060
Australia
Tel: +61 2 9919-7100
Fax: +61 2 8920-9520

EMEA HEADQUARTERS
Progress Software Europe B.V.
Schorpioenstraat 67
3067 GG Rotterdam
The Netherlands
Tel: +31 10 286-5700
Fax: +31 10 286-5777

LATIN AMERICAN HEADQUARTERS
Progress Software Corporation
8323 Northwest 12 Street, Suite 216
Miami, FL 33126 USA
Tel: +1 305 716-1007
Fax: +1 305 716-0133

ARGENTINA
Buenos Aires

AUSTRALIA
Brisbane
Melbourne (Malvern East)
North Sydney

AUSTRIA
Vienna (Brunn am Gebirge)

BARBADOS
Bridgetown
(Regional Business Systems)

BELGIUM
Brussels (Vilvoorde)
Duffel

BRAZIL
Sao Paulo

BULGARIA
Sofia *(CTC Software)*

CANADA
Calgary, Alberta
Oakville, Ontario
Toronto, Ontario
Montreal, Quebec (St. Laurent)
Quebec City, Quebec

CHILE
Santiago
(Global Technology Software)

CHINA
Hong Kong

COLOMBIA
Bogota

COSTA RICA
San Jose *(Reinsa)*

CROATIA
Varazdin *(Infodesign)*

CYPRUS
Nicosia *(4th GL Prodata)*

CZECH REPUBLIC
Prague

DENMARK

ESTONIA
Tallinn *(Microlink Systems)*

FINLAND
Helsinki (Espoo)

FRANCE
Lyon
Paris

GERMANY
Cologne
Munich

GREECE
Athens *(CSD)*

HUNGARY
Budapest *(Online)*

ICELAND
Reykjavik
(AX Business Intelligence)

INDIA
Bangalore
(Kingslake Engineering Systems)
Hyderabad
Mumbai *(M4II)*

INDONESIA
Jakarta
(PT Programa Reka Piranti)

IRELAND
Dublin

ISRAEL
Tel Aviv *(Moding,* Netanya)

ITALY
Milan

JAPAN
Tokyo

LEBANON
Beirut *(Data Quest)*

LITHUANIA
Vilnius *(Baltic Amadeus)*

MALAYSIA
Kuala Lumpur

MEXICO
Mexico City
Monterrey (Garza Garcia)

THE NETHERLANDS
Rotterdam

NEW ZEALAND
Auckland *(Team Progress)*

NORWAY
Oslo (Lysaker)

PERU
Lima *(Icomred)*

PHILIPPINES
Makati City
(First Technologies Phils.)

POLAND
Warsaw

PORTUGAL
Lisbon *(Infos - Informatica e Servicos,* Leca de Palmeira)

PUERTO RICO
San Juan
(Computer Distributors)

ROMANIA
Bucharest *(Crescendo)*

RUSSIA
St. Petersburg
(Progress Technologies)

SAUDI ARABIA
Riyadh
(Saudico Electronics System)

SINGAPORE

SOUTH AFRICA
Cape Town
Johannesburg (Midrand)

SOUTH KOREA
Seoul *(Orca IT Corp., Datec)*

SPAIN
Barcelona
Madrid

SRI LANKA
Colombo
(Kingslake Engineering Systems)

SWEDEN
Stockholm (Kista)

SWITZERLAND
Zurich (Dietikon)

TAIWAN
Taipei *(Lancer Systems, Ivan Information Technology Company)*

THAILAND
Bangkok *(PSP Thailand Co.)*

TUNISIA
Tunis *(Discovery Informatiques)*

TURKEY
Istanbul *(Servodata)*

UNITED KINGDOM
Cambridge
London
Slough

UNITED STATES
Mountain View, California
San Diego, California
San Jose, California (Los Gatos)
Denver, Colorado
Miami, Florida
Chicago, Illinois (Oak Brook)
Rockville, Maryland
Boston, Massachusetts (Bedford)
Nashua, New Hampshire
New York, New York
Raleigh, North Carolina
(Morrisville)
Austin, Texas
Houston, Texas (Sugar Land)
Washington, D.C.
(McLean, Virginia)

VENEZUELA
Caracas *(Progressive Solutions)*

Note: Names in italics are distributors